Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 06/27/19

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different): N/A

SEC Mail Processing
JUN 28 2019
Washington, DC

4. Provide the applicant's business telephone and facsimile number:
212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
Martha Redding
NYSE Holdings LLC
11 Wall Street, New York, NY 10005

19003660

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 01/09/06 (b) State/Country of formation: Delaware
(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/19 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 27th day of June (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

SEC RECEIVED 2019 JUL -1 PM

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

RECEIVED
2019 JUL -1 PM 2:40
SEC / TM

SEC Mail Processing
JUN 28 2019
Washington, DC

June 27, 2019

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2019 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ~~("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE~~ National" and together, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2019 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bakkt Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2018. In each case, ICE acquired the entity after December 31, 2018. In addition, Ex. D does not include

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Ex. D includes financial statements for two entities that are not on the ICE Organizational Chart: When-Tech, LLC and YellowJacket, Inc. Those entities were merged into ICE Data, LP on April 29, 2019 and so are no longer in existence.

Each of the Exchanges is filing an Exhibit F with (a) the Pillar Connectivity Questionnaire (CQ), which was updated to add NYSE Chicago, and (b) with the exception of NYSE Chicago, the NYSE Gateways Session Request Form. In addition, NYSE Chicago is filing a Clerk and Non-Registered Individual Application, which was updated to add Non-Registered Persons as well as to change the signatory requirement.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE American LLC

June 2019

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT A

The Twelfth Amended and Restated Operating Agreement of NYSE American LLC, and additional information regarding NYSE American LLC are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Information Memos are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE American LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE American LLC for the last fiscal year follow.

This Exhibit D does not include the financial statements of BAKKT Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2018.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for When-Tech LLC and YellowJacket, Inc. which were each merged into ICE Data LP on April 29, 2019 and so are no longer in existence.

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NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	522
Due from affiliates		211,824
Income tax receivable		1,119
Current assets		213,465
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		362,848
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9,842
SEC fees payable		2,538
Current liabilities		12,380
Liabilities		12,380
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		377,357
Equity		377,886
Total liabilities and equity	$	362,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	70,900
Data services fees, net		4,633
Other revenues		27,044
Transaction based expenses		(7,815)
Total revenue, less transaction-based expenses		**94,762**
Compensation and benefits		0
Professional services		28
Technology and communication		2,554
Selling, general and administrative		1,002
Affiliate expense		29,840
Operating expenses		**33,424**
Operating income		**61,338**
Affiliate interest expense		204
Other expense, net		**204**
Pre-tax net income		**61,134**
Income tax expense		1,086
Net income		**60,048**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 182,577
Current assets	182,577
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	400,000
Other non-current assets	400,000
Total assets	$ 582,577
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Other current liabilities	-
Current liabilities	-
Total liabilities	-
NON-CONTROLLING INTEREST	71,000
EQUITY:	
Contributed capital	511,500
Retained earnings	77
Total equity	511,577
Total liabilities and equity	$ 582,577

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Intercompany expenses		-
Operating expenses		-
Operating loss		-
Interest income		104
Other income(expense) net		(27)
Other income, net		77
Pre-tax net income		77
Income tax expense		-
Net income	$	77

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

BAKKT Management, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	4
Other non-current assets	4
Total assets	$ 4
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	4
Current liabilities	4
Total liabilities	4
EQUITY:	
Contributed capital	-
Retained earnings	-
Total equity	-
Total liabilities and equity	$ 4

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	-
Operating expenses	-
Operating loss	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	**0**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

Total assets	$ -
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 1
Current liabilities	1
Total liabilities	1
EQUITY:	
Member capital	2,703
Retained deficit	(2,704)
Equity	(1)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		0
Net loss	$	0

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	25,688
Current assets		25,688
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(59)
Property and equipment net		0
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		2,900
Other non-current assets		8,302
Total assets	**$**	**33,990**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	16
Accrued salaries and benefits		18
Current liabilities		34
Total liabilities		**34**
EQUITY:		
Contributed Capital		29,093
Retained Earnings		4,863
Equity		**33,956**
Total liabilities and equity	**$**	**33,990**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Chatham Energy LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	2,290
Operating revenues		**2,290**
OPERATING EXPENSES:		
Compensation and benefits		622
Professional services		8
Rent and occupancy		91
Technology and communication		69
Selling, general and administrative		12
Depreciation and amortization expense		1,112
Intercompany affiliate expense		215
Operating expenses		**2,129**
Net income	**$**	**161**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	59
Income tax receivable		4
Current assets		63
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	**33,395**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Due to affiliates		261
Income Tax Payable		(26)
Current liabilities		239
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		11,472
Non-current liabilities		11,472
Total liabilities		**11,711**
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		16,675
Accumulated other comprehensive income		3,059
Equity		**21,684**
Total liabilities and equity	$	**33,395**

ɔf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal tments) necessary to fairly present our financial position and results of operations for the period presented. Certain rmally included in financial statements prepared in accordance with accounting principles generally accepted in the f America have been condensed or omitted. These financial statements do not include income taxes accounting and accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of ıl Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ıted accounting principles for complete financial statements. These financial statements should be read in conjunction ɔntinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are ır Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		
Professional services		
Selling, general & administration		(1)
Operating expenses		**(1)**
Operating income		**1**
OTHER EXPENSE:		
Other expense		**49**
Pre-tax net loss		(48)
Income tax expense		(246)
Net loss	$	**(294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CHXBD. LLC
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	7
Income tax receivable		10
Prepaid expenses and other current assets		129
Current assets		146
Total assets	$	146

LIABILITIES and EQUITY

Current liabilities:		
Due to affilates, net	$	3
Current liabilities		3
Total liabilities		3
Equity:		
Contributed capital		-
Retained earnings		143
Total equity		143
Total liabilities and equity	$	146

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CHXBD. LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Compensation and benefits	
Professional services	(3)
Technology and communication	3
Selling, general and adminstrative	36
Operating expenses	36
Operating loss	(36)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(36)
Income tax expense	10
Net loss	$ (26)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**
Total member equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	449
Income tax receivable		2
Current assets		451
PROPERTY AND EQUIPMENT		
Property and equipment cost		803
Accumulated depreciation		(185)
Property and equipement, net		618
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		98
Other non-current assets		98
Assets		1,167
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8
Accrued salaries and benefits		864
Due to affiliates		8,749
Current liabilities		9,621
NON-CURRENT LIABILITIES:		
Deferred tax liability - non-current		65
Non-current liabilities		65
SHAREHOLDERS EQUITY:		
Contributed capital		307
Retained deficit		(8,826)
Equity		(8,519)
Total liabilities and equity	$	1,167

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS USA, Inc
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Market Data Fees	$	16,133
Affiliate income		58
Total revenue		**16,191**
Compensation and benefits		3,552
Professional services		1,473
Acquisition-related transaction and integration costs		115
Technology and communication		1,303
Selling, general and administrative		148
Depreciation and amortization		2,994
Operating expenses		**9,585**
Operating income		**6,606**
Other income, net		282
Other income, net		**282**
Pre-tax net income		**6,888**
Income tax benefit		259
Net income		**7,147**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,669
Accounts receivable, net of allowance		6
Prepaid expenses and other current assets		29
Current income tax receivable		5
Current assets		5,709
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		33,177
Accumulated depreciation		(27,377)
Property and equipment, net		5,800
OTHER NON-CURRENT ASSETS:		
Goodwill		358,771
Other intangibles, net		10,146
Other noncurrent assets		150
Other non-current assets		369,067
Assets		380,576
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		105
Accrued salaries and benefits		4,759
Due to affiliates, net		470,758
Current liabilities		475,622
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		1,895
Other Non Current Liabilities		52
Non-current liabilities		1,947
Liabilities		477,569
EQUITY:		
Additional paid-in capital		24,446
Contributed capital		410,698
Retained deficit		(533,830)
Accumulated other comprehensive income		1,693
Equity		(96,993)
Total liabilities and equity	$	380,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	138
Other revenue		0
Affiliate revenue		13,810
Total revenue		13,948
Compensation and benefits		13,145
Professional services		150
Technology and communications		467
Rent and other occupancy		1,218
Selling, general & administration		262
Amortization & depreciation expense		10,200
Service & license fees to affiliate		7,341
Operating expenses		32,783
Operating loss		(18,835)
Interest income		25
Interest expense to affiliates		1,112
Other expense, net		649
Other expense, net		1,786
Pre-tax net loss		(17,049)
Income tax benefit		2,502
Net loss	$	(14,547)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	94
Accounts receivable, net of allowance		993
Due from affiliates, net		500,731
Assets	$	501,818
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		411,577
Equity	$	501,818
Total liabilities and equity	$	501,818

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	3,688
Total revenue		3,688
Selling, general & administration		78
Service & license fees to affiliate		112
Operating expenses		190
Operating income		3,498
Other income, net		(15)
Pre-tax net income		3,483
Net income	$	3,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	610
Investment in affiliates		4,178
Other noncurrent assets		4,788
Assets	$	4,788
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		6,513
Current liabilities		6,513
EQUITY:		
Retained deficit		(2,307)
Accumulated other comprehensive income		582
Equity		(1,725)
Total liabilities and equity	$	4,788

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		(101)
Net loss	$	(101)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Electric Railroad LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	68
Due from affiliate		891
Current assets		959
NON-CURRENT ASSETS:		
Deferred Tax Asset		27
Non-current assets		27
Total assets	**$**	**986**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		298
Accrued salaries and benefits		168
Current liabilities		**466**
EQUITY:		
Contributed capital		151
Retained earnings		369
Equity		**520**
Total liability and equity	**$**	**986**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	(178)
Operating expenses	**(178)**
Pre-tax net income	178
Income tax expense	132
Net income	$ **46**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ICE TRADE THE WORLD

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Cash Clearing		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

ICE TRADE THE WORLD™

ICE 5660 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(14)
Prepaids		29
Current assets		15
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		137,202
Accumulated depreciation		(35,967)
Property and equipment, net		101,235
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	101,388
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,170
Due to affiliate		115,742
Other		56
Current liabilities		116,968
Total liabilities		116,968
EQUITY:		
Contributed capital		37,776
Retained deficit		(53,356)
Equity		(15,580)
Total liabilities and equity	$	101,388

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		728
Rent and other occupancy		3,048
Selling, general and administrative		1,490
Amortization and depreciation expense		9,269
Operating expenses		**14,535**
Net loss	**$**	**(14,535)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Atrium, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	450
Accounts receivable, net of allowance		390
Prepaid expenses and other current assets		879
Income tax receivable		43
Current assets		1,762
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,169
Accumulated depreciation		(378)
Property and equipment, net		791
NON-CURRENT ASSETS:		
Goodwill		1,126
Other non-current assets		8
Deferred tax receivable		994
Other non-current assets		2,128
Assets		4,681
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		991
Accrued salaries and benefits		222
Due to affiliates		6,046
Current liabilities		7,259
		-
Liabilities		7,259
SHAREHOLDERS EQUITY:		
Additional paid-in capital		83
Retained deficit		(2,661)
Equity		(2,578)
Total liabilities and equity	$	4,681

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Atrium, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	1,878
Affiliate revenue		-
Total revenue		**1,878**
Compensation and benefits		1,587
Professional services		112
Technology and communication		4,111
Rent and occupancy		80
Selling, general and administrative		(43)
Depreciation and amortization		237
Affiliate expense		1,317
Operating expenses		**7,401**
Operating loss		**(5,523)**
Other expense (income), net		(98)
Other expense, net		**(98)**
Pre-tax net loss		**(5,425)**
Income tax benefit		1,131
Net loss		**(4,294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT℠

ICE Clear Credit
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	63,742
Cash - clearing member deposits		25,225,628
Accounts receivable, net of allowance		8,016
Restricted Cash		90,000
Prepaid expenses and other current assets		19,943
Current Income Tax Receivable		3,549
Current Assets		25,410,878
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		46,964
Accumulated depreciation		(32,056)
Property and equipment, net		14,908
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	25,475,786
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	37,917
Accrued salaries and benefits		5,325
Due to affiliates		10,017
Margin deposits and guaranty funds		25,225,641
Deferred revenue		2,705
Current liabilities		25,281,605
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		23
Other Non Current Liabilities		148
Noncurrent liabilities		171
Liabilities		25,281,776
EQUITY:		
Contributed capital		105,072
Retained earnings		88,938
Total equity		194,010
Total liabilities and equity	$	25,475,786

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	122,778
Market Data Fees		47
Other revenue		45,796
Affiliate revenue		4,861
Total Revenue		173,482
Expenses:		
Compensation and benefits		18,591
Professional services		574
Technology and communication		5,506
Rent and occupancy		1,046
Selling, general and administrative		882
Depreciation and amortization		7,825
Service and license fees to affiliates		28,804
Operating Expenses		63,228
Operating Income		110,254
Other expense, net		(2,963)
Pre-Tax Net Income		107,291
Income tax expense		(1,745)
Net Income	$	109,036

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	23,236
Margin deposits and guaranty funds	6,718,764
Restricted Cash	93,100
Accounts receivable, net of allowance	35,092
Prepaid expenses and other current assets	3,769
Current assets	6,873,961
Other non-current assets:	
Restricted cash	61,000
Deferred tax asset - noncurrent	1,886
Other non-current assets	62,886
Total assets	6,936,847
Current liabilities:	
Accounts payable and accrued liabilities	12,846
Accrued salaries and benefits	1,935
Margin deposits and guaranty funds	6,718,764
Deferred Revenue	1,241
Due to affiliates, net	31,063
Current liabilities	6,765,849
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	6,203
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	6,203
Total liabilities	6,772,052
Equity:	
Contributed capital	62,542
Retained earnings	102,255
Total equity	164,797
Total liabilities and equity	6,936,849

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	300,477
Other revenues		21,741
Service and license fees for affiliates		689
Total revenues		322,907
Expenses:		
Compensation and benefits		9,928
Professional services		1,381
Technology and communication		479
Rent and occupancy		838
Selling, general and adminstrative		2,450
Service and license fees to affiliates		58,690
Operating expenses		73,766
Operating income		249,141
Other expenses, net		3,318
Interest expense to affiliates		(500)
Other expense, net		2,818
Pre-tax net income		251,959
Income tax expense		69,623
Net income	$	182,336

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS		
Cash & Equivalents		(36)
Prepaid expenses and Other Current Assets		133
		97
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		7,870
Accumulated depreciation		(7,386)
Property and equipment net		484
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	$	**5,376**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	257
Accrued salaries and benefits		778
Due to affiliate		20,365
Current liabilities		21,400
Total liabilities		**21,400**
EQUITY:		
Contributed capital		8,940
Retained deficit		(24,964)
Equity		**(16,024)**
Total liabilities and equity	$	**5,376**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but c not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		-
OPERATING EXPENSES:		
Compensation and benefits		463
Professional services		0
M&A Expenses		500
Rent and other occupancy		409
Technology		72
Selling, general & administration		40
Amortization & depreciation expense		427
Service & license fees to affiliates		528
Operating expenses		**2,439**
Other Income net		**5**
Pre-tax net loss		(2,434)
Net loss	**$**	**(2,434)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Analytics LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	6,632
Prepaid expenses and other current assets	442
Income tax receivable	12
Due from affiliates, net	347,938
Current assets	355,024
Property and equipment:	
Property and equipment cost	16,171
Accumulated depreciation	(6,189)
Property and equipment, net	9,982
Other non-current assets:	
Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 365,160

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	1,090
Accrued salaries and benefits	2,716
Deferred revenue	1,217
Current liabilities	5,023
Non-current liabilities:	
Other noncurrent liabilities	1,792
Non-current liabilities	1,792
Total liabilities	6,815
Equity:	
Contributed capital	1,248
Retained earnings	357,097
Total equity	358,345
Total liabilities and equity	$ 365,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Analytics LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	35,901
Total revenues		35,901
Expenses:		
Compensation and benefits		10,160
Professional services		94
Acquisition-related transaction and integration costs		214
Technology and communication		2,008
Rent and occupancy		1,521
Selling, general and administrative		491
Depreciation and amortization		3,421
Operating expenses		17,909
Operating income		17,992
Other income, net		1
Pre-tax net income		17,993
Income tax expense		7
Net income	$	17,986

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Connectivity and Feeds, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	20,367
Income tax receivable	338
Prepaid expenses and other current assets	367
Current assets	21,072
Property and equipment:	
Property and equipment cost	13,742
Accumulated depreciation	(7,988)
Property and equipment, net	5,754
Other non-current assets:	
Other noncurrent assets	849
Deferred tax assets- non-current	6,537
Other non-current assets	7,386
Total assets	$ 34,212

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	4,888
Accrued salaries and benefits	4,553
Deferred revenue	761
Due to affiliates, net	180,086
Current liabilities	190,288
Non-current liabilities:	
Other noncurrent liabilities	335
Deferred revenue- long-term	549
Non-current liabilities	884
Total liabilities	191,172
Equity:	
Contributed capital	2,946
Retained deficit	(159,906)
Total equity	(156,960)
Total liabilities and equity	$ 34,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Connectivity and Feeds, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	69,660
Affiliate revenue		324
Total revenues		69,984
Expenses:		
Compensation and benefits		28,757
Professional services		2,525
Acquisition-related transaction and integration costs		493
Technology and communication		22,223
Rent and occupancy		2,571
Selling, general and administrative		805
Depreciation and amortization		2,785
Affiliate expense		9,695
Operating expenses		69,854
Operating loss		130
Other expense, net		68
Other income, net		68
Pre-tax net loss		198
Income tax benefit		3,310
Net income	$	3,508

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	194
Accounts receivable, net of allowance		14,474
Prepaid expenses and other current assets		236
Current assets		**14,904**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		36,041
Accumulated depreciation		(22,511)
Property and equipment, net		**13,530**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		13,668
Other non-current assets		**320,390**
Total assets	**$**	**348,824**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	827
Accrued salaries and benefits		338
Due to affiliate		27,548
Deferred revenue, current		24,313
Income tax payable		209
Current liabilities		**53,235**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		7,518
Other non-current liabilities		2,922
Non-current liabilities		**10,440**
Total liabilities		**63,675**
EQUITY:		
Additional paid-in-capital		6,962
Retained earnings		278,187
Total equity		**285,149**
Total Liabilities and equity	**$**	**348,824**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	$	54,857
Affiliate revenue		13
Total revenue		**54,870**
Compensation and benefits		2,080
Professional services		72
Technology and communication		8,303
Rent and occupancy		215
Selling, general and administrative		756
Depreciation and amortization		19,625
Affiliate expense		41,131
Operating expenses		**72,182**
Operating loss		**(17,312)**
Interest income		7
Other income, net		21
Other expense, net		**28**
Pre-tax net loss		**(17,284)**
Income tax benefit		2,560

ICE TRADE THE WORLD™

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	819
Accounts receivable, net of allowance		22,870
Prepaid expenses and other current assets		347
Current assets		24,036
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,932
Accumulated depreciation		(291)
Property and equipment, net		2,641
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		41,967
Other non-current assets		132,862
Assets		159,539
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,039
Accrued salaries and benefits		1,798
Due to affilities		132,429
Deferred revenue		(283)
Current liabilities		136,983
NON-CURRENT ASSETS:		
Other non-current liabilities		58
Liabilities		137,041
SHAREHOLDERS EQUITY:		
Additional paid in capital		1,053
Retained earnings		21,445
Equity		22,498
Total liabilities and equity	$	159,539

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	52,558
Affiliate revenues		373
Total revenue		**52,931**
Compensation and benefits		8,301
Professional services		589
Technology and communication		10,432
Selling, general and administrative		633
Depreciation and amortization		7,852
Affiliate expenses		4,978
Operating expenses		**32,785**
Operating income		**20,146**
Affiliate interest expense		2,935
Other expense		60
Other expense, net		**2,995**
Pre-tax net income		**17,151**
Net income		**17,151**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD

ICE Data LP Controller: ICE Data Mgmt Grp LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents		(19)
Accounts receivable, net of allowance	$	6,767
Prepaids and other current assets		-
Current income tax receivable		-
Due from affiliates		105,297
Current Assets		112,045
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		0
Other noncurrent assets		0
Total assets	$	112,045
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	146
Accrued salaries and benefits		1,179
Income taxes payable		31
Deferred revenue		1,694
Current liabilities		3,050
Non Current Liabilities		(460)
Total liabilities		2,590
EQUITY:		
Contributed capital		6,218
Retained earnings		103,237
Equity		109,455
Total liabilities and equity	$	112,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD™

ICE Data LP Controller: ICE Data Mgmt Grp LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	27,465
Revenue from affiliate, net		1,360
Operating revenues		**28,825**
OPERATING EXPENSES:		
Compensation and benefits		4,108
Professional Services		22
Rent and other occupancy		167
Technology and communication		127
Selling, general & administration		278
Intercompany Expense		4,186
Operating expenses		**8,888**
Pre-tax net income		19,937
Income tax expense		5,316
Net income	$	**14,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		1,082
Accounts receivable, net of allowance		153,267
Prepaid expenses and other current assets		3,168
Due from affiliates, net		2,581,450
Current assets		2,738,967
Property and equipment:		
Property and equipment cost		50,652
Accumulated depreciation		(28,240)
Property and equipment, net		22,412
Total assets	$	2,761,379

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		21,432
Accrued salaries and benefits		10,367
Deferred revenue		1,932
Current liabilities		33,731
Non-current liabilities:		
Other noncurrent liabilities		11,471
Non-current liabilities		11,471
Total liabilities		45,202
Equity:		
Contributed capital		7,417
Retained earnings		2,708,760
Total equity		2,716,177
Total liabilities and equity	$	2,761,379

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	659,652
Affiliate revenue	10,685
Total revenues	670,337
Expenses:	
Compensation and benefits	59,356
Professional services	13,604
Acquisition-related transaction and integration costs	11,491
Technology and communication	59,718
Rent and occupancy	5,264
Selling, general and administrative	4,116
Depreciation and amortization	10,612
Affiliate expense	23,112
Operating expenses	187,273
Operating income	483,064
Other expense, net	557
Pre-tax net income	482,507
Income tax expense	68
Net income	$ 482,439

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,478
Accounts receivable, net of allowance		1,224
Due from affiliates		347
Prepaid expenses and other current assets		274
Current assets		5,323
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,827
Accumulated depreciation		(2,003)
Property and equipment, net		2,824
NON-CURRENT ASSETS:		
Goodwill		211
Other intangibles, net		2,729
Other non-current assets		573
Other non-current assets		3,513
Assets		11,660
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,053
Other current liabilities		35
Deferred revenue		0
Current liabilities		2,088
Liabilities		2,088
SHAREHOLDERS EQUITY:		
Retained earnings		9,572
Equity		9,572
Total liabilities and equity	$	11,660

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	7,341
Total revenue		**7,341**
Professional services		385
Technology and communication		3,902
Rent and occupancy		2
Selling, general and administrative		206
Depreciation and amortization		1,787
Operating expenses		**6,282**
Operating income		**1,059**
Other expense, net		(25)
Other expense, net		**(25)**
Pre-tax net income		**1,084**
Net income		**1,084**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,017
Prepaid expenses and other current assets	7,448
Current assets	8,465
Property and equipment:	
Property and equipment cost	191,990
Accumulated depreciation	(50,685)
Property and equipment, net	141,305
Other non-current assets:	
Deferred tax assets- non-current	1,038
Other noncurrent assets	147
Other non-current assets	1,185
Total assets	$ 150,955

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	22,481
Accrued salaries and benefits	13,970
Other current liabilities	
Current income tax payable	989
Due to affiliates, net	2,034,657
Current liabilities	2,072,097
Non-current liabilities:	
Other noncurrent liabilities	21,966
Non-current liabilities	21,966
Total liabilities	2,094,063
Equity:	
Contributed capital	(674,419)
Retained deficit	(1,268,689)
Total equity	(1,943,108)
Total liabilities and equity	$ 150,955

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Services, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,117
Affiliate revenue		84
Total revenues		1,201
Expenses:		
Compensation and benefits		65,380
Professional services		3,553
Acquisition-related transaction and integration costs		1,100
Technology and communication		18,874
Rent and occupancy		4,352
Selling, general and administrative		7,197
Depreciation and amortization		27,818
Affiliate expense		1,006
Operating expenses		129,280
Operating loss		(128,079)
Affiliate interest income		20,349
Other income, net		436
Pre-tax net loss		(107,294)
Income tax expense		132,234
Net loss	$	(239,528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,032
Accounts receivable, net of allowance		1,259
Due from affiliates		5,506
Current assets		8,797
Assets		8,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Other non-current liabilities		362
Non-current liabilities		362
Liabilities		362
SHAREHOLDERS EQUITY:		
Retained earnings		8,435
Equity		8,435
Total liabilities and equity	$	8,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	6,982
Total revenue		**6,982**
Selling, general and administrative		26.00
Affiliate expense		1,367
Operating expenses		**1,393**
Operating income		**5,589**
Pre-tax net income		**5,589**
Net income		**5,589**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		-
Accumulated depreciation		-
Property and equipment, net		-
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

ICE Execution Services LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue		**0**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**0**
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	11,757
Restricted cash		27,600
Income tax receivable		132
Accounts receivable		(5,216)
Prepaid expenses and other current assets		1,400
Due from affiliates, net		34,018
Current assets		69,691
Property and equipment:		
Property and equipment cost		1,619
Accumulated depreciation		(1,488)
Property and equipment, net		131
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		293,550
Other noncurrent assets		3,973
Other non-current assets		1,210,059
Total assets	$	1,279,881

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	12,179
Accrued salaries and benefits		2,666
Deferred revenue		77
Margin Deposits and Guaranty funds		1,321
Current liabilities		16,243
Non-current liabilities:		
Deferred tax liabilities - noncurrent		75,124
Other noncurrent liabilities		4,283
Non-current liabilities		79,407
Total liabilities		95,650
Equity:		
Contributed capital		75,867
Retained earnings		1,108,364
Total equity		1,184,231
Total liabilities and equity	$	1,279,881

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	33,522
Market Data Fees		-
Revenues from affiliates		112,820
Other revenues		1,125
Total revenues		147,467
Expenses:		
Compensation and benefits		13,164
Professional services		127
Technology and communication		68
Rent and occupancy		790
Selling, general and adminstrative		743
Depreciation and amortization		2,150
Service and license fees to affiliates		41,972
Operating expenses		59,014
Operating income		88,453
Other expenses, net		997
Other expense, net		997
Pre-tax net income		89,450
Income tax expense		23,429
Net income	$	66,021

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Markets, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		24,624
Current assets		24,624
Total assets	$	**24,624**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Accrued salaries and benefits		1,257
Income taxes payable		(3)
Current liabilities		1,264
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(597)
Non-current liabilities		(597)
Total liabilities		**667**
EQUITY:		
Contributed Capital		14,626
Retained earnings		9,331
Equity		**23,957**
Total liabilities and equity	$	**24,624** $

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	11,402
Operating Revenues		**11,402**
OPERATING EXPENSES:		
Compensation and benefits		5,599
Professional services		370
Rent and occupancy		219
Technology and communication		4
Selling, general & administrative		316
Depreciation & amortization expense		0
Intercompany expense		3,462
Operating expenses		**9,970**
OTHER EXPENSE:		
Other expense		
Pre-tax net income		1,432
Income tax expense		302
Net income	$	**1,130**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Mortgage Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Goodwill	168,786
Other intangibles	107,882
Investment in subsidiary	203,512
Other non-current assets	480,180
Assets	480,180
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Intercompany	15,276
Current liabilities	15,276
NON-CURRENT LIABILITIES:	
Deferred tax liability - non current	30,865
Other non-current liabilities	81,245
Non-current liabilities	112,110
Liabilities	127,386
SHAREHOLDERS EQUITY:	
Retained earnings	352,794
Equity	352,794
Total liabilities and equity	$ 480,180

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Mortgage Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$ -
Total revenue	**0**
Depreciation and amortization	2,968
Operating expenses	**2,968**
Operating loss	**(2,968)**
Interest expense	(358)
Other income, net	(144)
Other loss, net	**(502)**
Pre-tax net loss	**(3,470)**
Income tax benefit	(925)
Net loss	**(2,545)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE NGX US, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	3
Due from affiliate		673
Income tax receivable		102
Current assets		778
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		25
Accumulated depreciation		(1)
Property and equipment, net		24
NON-CURRENT ASSETS:		
Deferred tax liabilities- non-current		7
Other non-current assets		7
Assets		809
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		13
Accrued salaries and benefits		115
Income tax payable		0
SEC fees payable		
Current liabilities		128
Liabilities		128
SHAREHOLDERS EQUITY:		
Retained earnings		632
Accumulated other comprehensive income		49
Equity		681
Total liabilities and equity	$	809

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE NGX US, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$	2,017
Total revenue		**2,017**
Compensation and benefits		1,747
Professional Services		15
Technology and communication		37
Rent and other occupancy		80
Selling, general and administrative		17
Depreciation and amortization		1
Affiliate expense		3
Operating expenses		**1,900**
Operating income		**117**
Other income (expense)		(63)
Pre-tax net income		**54**
Income tax expense		35
Net income		**19**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2018
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates		$ 8,536
	Other non-current assets	8,536
	Assets	$ 8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,583
	Current liabilities	8,583
EQUITY:		
Retained deficit		(46)
	Equity	(46)
	Total Liabilities and Equity	$ 8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Securities Execution & Clearing, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	822
Restricted cash		675
Prepaid Expenses and Other Current Assets		29
Due from affiliate		13,226
Current assets		14,752
Total assets	$	**14,752**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Current liabilities		2
EQUITY:		
Contributed capital		9,200
Retained earnings		5,550
Equity		**14,750**
Total liabilities and equity	$	**14,752**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all ı information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,589
Operating revenues		2,589
OPERATING EXPENSES:		
Compensation and benefits		20
Professional services		2
Technology Expenses		87
Rent and occupancy		15
Selling, general & administrative		15
Service and license fees to affiliate		799
Operating expenses		**938**
Operating income		**1,651**
Other expense		**0**
Net income	**$**	**1,651**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,284
Restricted cash		1,670
Accounts receivable, net of allowance		490
Current assets		6,444
Property and equipment:		
Property and equipment cost		1,669
Accumulated depreciation		(1,222)
Property and equipment, net		447
Total assets	$	6,891
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	40
Accrued salaries and benefits		297
Due to affiliate		725
Current liabilities		1,062
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		1,062
EQUITY:		
Contributed capital		2,756
Retained earnings		3,073
Total equity		5,829
Total liabilities and equity	$	6,891

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,721
Revenues from affiliates		18,291
Total revenues		24,012
Operating expenses:		
Compensation and benefits		1,411
Professional services		(2)
Rent and other occupancy		75
Technology		2
Selling, general & administration		93
Amortization and depreciation expense		371
Service and license fees to affiliate		1,589
Total operating expenses		3,539
Operating Income		20,473
Other income:		
Other income, net		(1)
Interest income from affiliates		0
Other Income		(1)
Net Income	$	20,472

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:	
Investment in affiliate	$ 15
Non-current assets	15
Total assets	15
Liabilities and Equity	
Equity:	
Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15

ICE TRADE THE WORLD

ICE U.S. Holding Company LP LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	8,496
Current assets		8,496
Investment in subsidiary		140,704
Total assets	$	149,200
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		16
Income taxes payable		5,691
Due to affiliate		0
Total liabilities	$	5,707
Equity:		
Contributed capital		46,258
Retained earnings		97,235
Total equity		143,493
Total liabilities and equity	$	149,200

ICE TRADE THE WORLD™

ICE U.S. Holding Company LP LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total revenues		-
Operating expenses:		
Selling, general & administration		13
Total operating expenses		13
Operating loss		(13)
Other Income		0
Provision for taxes		0
Net Loss	$	(13)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD®

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10,738
Accounts receivable, net of allowance		17,912
Current income tax receivable		(10)
Due from affiliate		17,029
Current assets		45,669
Total assets	**$**	**45,669**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,514
Current liabilities		11,514
Total liabilities		**11,514**
EQUITY:		
Additional paid-in capital		193
Retained earnings		33,962
Equity		**34,155**
Total liabilities and equity	**$**	**45,669**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	761
Market data fees		69,826
Other revenue		20,008
Intercompany revenue		4,809
Operating revenues		**95,404**
OPERATING EXPENSES:		
Selling, general & administration		591
Service & license fees to affiliates		62,303
Operating expenses		**62,894**
Operating income		**32,510**
OTHER INCOME:		
Other income		**(92)**
Net income	**$**	**32,418**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1
Due from affiliates, net		8,654
Current assets		**8,655**
Other non-current assets:		
Deferred tax assets - noncurrent		166
Other non-current assets		**166**
Total assets	**$**	**8,821**

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		**8,821**
Total equity		**8,821**
Total liabilities and equity	**$**	**8,821**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	45
Net income	45

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:		
Goodwill		3,231,837
Other intangibles, net		2,037,258
Investment in subsidiary		10,096
Due from affiliates		16,963
Non-current assets		**5,296,154**
Total assets	**$**	**5,296,154**
LIABILITIES and EQUITY		
Current liabilities:		
Income tax payable		(2,132)
Current liabilities		**(2,132)**
Non-current liabilities:		
Deferred tax liabilities - noncurrent		599,020
Non-current liabilities		**599,020**
Total liabilities		**596,888**
Equity:		
Contributed capital		1,474
Retained deficit		4,697,792
Total equity		**4,699,266**
Total liabilities and equity	**$**	**5,296,154**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**135,557**
Operating expenses		**135,557**
Operating loss		**(135,557)**
Other expenses, net		**-**
Pre-tax net loss		**(135,557)**
Income tax benefit		**16,937**
Net income	**$**	**(118,620)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:	
Accounts receivable, net of allowance	134
Due to affiliates	60,646
Current assets	60,780
Total assets	$ 60,780

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	4
Deferred Revenue	126
Current liabilities	130
Non-current liabilitiess:	
Deferred tax liabilities- non-current	268
Non-current liabilities	268
Total liabilities	398
Equity:	
Retained earnings	60,382
Total equity	60,382
Total liabilities and equity	$ 60,780

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,639
Total revenues		2,639
Expenses:		
Technology and communication		-
Selling, general and administrative		-
Operating expenses		-
Operating income		2,639
Other expesnse, net		-
Pre-tax net income		2,639
Income tax expense		732
Net income	$	1,907

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		
Accounts receivable, net of allowance		80
Due from affiliates, net		3,751
Current assets		3,831
Total assets	$	3,831
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		3
Current liabilities		3
Total liabilities		3
Equity:		
Retained earnings		3,828
Total equity		3,828
Total liabilities and equity	$	3,831

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 335
Total revenues	335
Expenses:	
Selling, general and administrative	-
Operating expenses	-
Operating income	335
Other expense, net	36
Other expense, net	36
Pre-tax net income	299
Income tax expense	80
Net income	$ 219

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,300
Restricted cash		18,722
Accounts receivable, net of allowance		5,503
Prepaid expenses and other current assets		34,986
Current income tax receivable		17,670
Current assets		79,181
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		744,245
Accumulated depreciation		(484,787)
Property and equipment, net		259,458
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		(385,930)
Investment in affiliates		2,824,453
Long-term restricted cash and investments		10,005
Other non-current assets		38,565
Other non-current assets		2,574,680
Assets		2,913,319
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		36,008
Accrued salaries and benefits		80,321
Other current liabilities		18,848
Income tax payable		(41,663)
Deferred revenue		3,389
Due to affiliates		1,730,439
Current liabilities		1,827,342
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		(5,385)
Other non-current liabilities		51,670
Non-current liabilities		46,285
Liabilities		1,873,627
Noncontrolling interest		170,742
SHAREHOLDERS EQUITY:		
Additional paid-in capital		278,101
Retained earnings		575,909
Accumulated other comprehensive income		14,940
Equity		868,950
Total liabilities and equity	$	2,913,319

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	17,202
Data services fees, net		18,664
Other revenues		3,783
Affiliate revenue		430,106
Total revenue		**469,755**
Compensation and benefits		245,999
Professional services		41,170
Acquisition-related transaction and integration costs		11,863
Technology and communication		117,354
Rent and occupancy		2,857
Selling, general and administrative		28,546
Depreciation and amortization		108,422
Affiliate expense		13,727
Operating expenses		**569,938**
Operating loss		**(100,183)**
Interest income		220
Affiliate interest income		(11,297)
Other income, net		(950)
Other expense, net		**(12,027)**
Pre-tax net loss		**(112,210)**
Income tax expense		9,422
Net loss		**(121,632)**
Net loss from continuing operations attributable to non-controlling interest		(31,619)
Net loss attributable to ICE	$	**(153,251)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,834
Accounts Receivable		15
Prepaid expenses and other current assets		699
Due from affiliates		6,091
Total current assets		11,639
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		70
Total non-current assets		70
Total assets	$	11,709
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,372
Income tax payable		885
Deferred revenue		1,213
Current Liabilities		4,470
Total Liabilities		4,470
EQUITY:		
Retained earnings		7,239
Total equity		7,239
Total liabilities and equity	$	11,709

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Compensation and benefits		(2,202)
Professional services		109
Selling, general and administrative		(101)
Operating Expenses		(2,194)
Operating Income		2,194
Interest income		53
Other Income		53
Pre-tax net income		2,247
Income tax expense		594
Net income	$	1,653

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior

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INTERCONTINENTAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,673
Prepaid expenses and other current assets		1,217
Current assets		3,890
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,837,371
Other non-current assets		16,652
Other non-current assets		15,854,023
Assets	$	15,857,913
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	63,797
Accrued salaries and benefits		9,806
Long term debt - current portion		950,895
Due to affiliates		4,448,146
Income tax payable		(3,253)
Current liabilities		5,469,391
NONCURRENT LIABILITIES:		
Notes payable long-term		6,490,063
Deferred taxes payable - non-current		(296)
Non-current liabilities		6,489,767
Liabilities		11,959,158
EQUITY:		
Common stock, $0.01 par value		6,037
Treasury stock, at cost		(2,354,439)
Additional paid-in capital		10,982,651
Retained deficit		(2,710,148)
Accumulated other comprehensive income		(2,025,346)
Equity		3,898,755
Total liabilities and equity	$	15,857,913

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,439
Selling, general and administrative	1,120
Operating expenses	**2,559**
Operating loss	**(2,559)**
Interest income	682
Affiliate interest expense	(127,678)
Interest expense	(237,075)
Other income, net	123,331
Other expense	**(240,740)**
Pre-tax net loss	**(243,299)**
Income tax benefit	104,525
Net loss	**$ (138,774)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(84)
Property and equipment, net		76
Assets		76
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		84
Current liabilities		84
Liabilities		84
SHAREHOLDERS EQUITY:		
Retained deficit		(8)
Equity		(8)
Total liabilities and equity	$	76

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	51
Operating expenses	**51**
Operating loss	**(51)**
Pre-tax net loss	**(51)**
Net loss	**(51)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	11,222
Accounts receivable, net of allowance		12,381
Prepaid expenses and other current assets		41,557
Due from affiliates		8,588
Income tax receivable		15
Current assets		73,763
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,289
Accumulated depreciation		(2,972)
Property and equipment, net		317
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		81,287
Other non-current assets		82,623
Assets		156,703
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,183
Accrued salaries and benefits		6,659
Other current liabilities		40,593
Income taxes payable		784
Deferred revenue		1,820
Current liabilities		51,039
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		895
Non-current liabilities		895
Liabilities		51,934
SHAREHOLDERS EQUITY:		
Contributed capital		200,995
Retained deficit		(96,226)
Equity		104,769
Total liabilities and equity	$	156,703

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	21,086
Other revenue	905
Total revenue	**21,991**
Compensation and benefits	6,327
Professional Services	2,500
Technology and communication	204
Rent and other occupancy	381
Selling, general and administrative	464
Depreciation and amortization	57
Affiliate expense	264
Operating expenses	**10,197**
Operating loss	**11,794**
Other income (expense)	653
Pre-tax net loss	**12,447**
Income tax expense	3,672
Net loss	**8,775**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity methc d accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	688
Short-term investments		1,061
Prepaid expenses and other current assets		16
Current assets		1,765
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment, net		-
Property and equipment, net		-
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Long-term restricted cash and investments		1,025
Investment in subsidiary		(2,518)
Other non-current assets		(1,487)
Assets		278
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		200
Intercompany		41
Current liabilities		241
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Liabilities		247
SHAREHOLDERS EQUITY:		
Retained earnings		31
Equity		31
Total liabilities and equity	$	278

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$	264
Total revenue		**264**
Compensation and benefits		15
Professional services		158
Technology and communication		1
Selling, general and administrative		66
Operating expenses		**240**
Operating income		**24**
Interest expense		10
Other income, net		9
Other income, net		**19**
Pre-tax net income		**43**
Income tax expense		**11**
Net income		**32**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NSX Securities, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	886
Accounts receivable, net of allowance		36,389
Current assets		37,275
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		384
Accumulated depreciation		(384)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		651,684
Other noncurrent assets		8,730
Other non-current assets		1,593,002
Assets		1,630,277
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		47,503
Accrued salaries and benefits		(1)
Due to affiliate		32,191
Income Tax Payable		181
Deferred revenue		5,346
SEC fees payable		793
Current liabilities		86,013
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		186,879
Other non-current liabilities		3,520
Deferred Revenue - Long Term		3,841
Non-current liabilities		194,240
Liabilities		280,253
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Additional paid-in capital		3,065
Retained earnings		1,318,173
Accumulated other comprehensive income		1,368
Equity		1,322,606
Total liabilities and equity	$	1,630,277

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	7,024
Data services fees, net		7,273
Listing Fees		20,172
Other revenues		486
Affiliate revenue		943
Transaction based expenses		(3,488)
Total revenue, less transaction-based expenses		**32,410**
Compensation and benefits		66
Professional Services		492
Technology and communication		90
Selling, general and administrative		979
Depreciation and amortization		8,647
Affiliate expense		13,782
Operating expenses		**24,056**
Operating income		**8,354**
Interest income		8
Other income, net		15,560
Other expense, net		**15,552**
Pre-tax net income		**23,906**
Income tax benefit		9,391
Net income		**14,515**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	834
Accounts receivable, net of allowance		6,552
Due from affiliates		323,914
Prepaid expenses and other current assets		3,292
Income tax receivable		348
Current assets		334,940
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,086
Accumulated depreciation		(1,545)
Property and equipment, net		541
NON-CURRENT ASSETS:		
Other noncurrent assets		64,654
Non-current assets		64,654
Assets		400,135
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		813
Accrued salaries and benefits		1,595
Income tax payable		40
SEC fees payable		2,636
Current liabilities		5,084
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		5,429
Other non-current liabilities		2,869
Non-current liabilities		8,298
Liabilities		13,382
SHAREHOLDERS EQUITY:		
Additional paid-in capital		4,819
Retained earnings		380,564
Accumulated other comprehensive income		1,370
Equity		386,753
Total liabilities and equity	$	400,135

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	183,213
Data services fees, net		8,625
Other revenues		21,539
Transaction based expenses		(135,070)
Total revenue, less transaction-based expenses		**78,307**
Compensation and benefits		8,026
Professional services		28
Acquisition-related transaction and integration costs		385
Technology and communication		1,694
Rent and occupancy		4,052
Selling, general and administrative		844
Depreciation and amortization		186
Affiliate expense		10,128
Operating expenses		**25,343**
Operating income		**52,964**
Affiliate interest income		5,911
Other income, net		15,654
Other expense, net		**21,565**
Pre-tax net income		**74,529**
Income tax expense		**18,255**
Net income		**56,274**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	147
Accounts receivable, net of allowance		44,134
Due from affiliates		343,256
Prepaid expenses and other current assets		666
Current assets		388,203
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		84,576
Accumulated depreciation		(58,221)
Property and equipment, net		26,355
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		976,228
Other non-current assets		5,681
Other non-current assets		1,544,910
Assets		1,959,468
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		7,519
Accrued salaries and benefits		(15)
Income tax payable		954
Deferred revenue		453
SEC fees payable		42,138
Current liabilities		51,049
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		270,830
Other non-current liabilities		23,368
Non-current liabilities		294,198
Liabilities		345,247
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,604,865
Equity		1,614,221
Total liabilities and equity	$	1,959,468

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	646,328
Data services fees, net		71,607
Listing Fees		10,809
Other revenues		18,967
Affiliate revenue		2,350
Transaction based expenses		(558,981)
Total revenue, less transaction-based expenses		**191,080**
Compensation and benefits		(88)
Professional services		620
Technology and communication		2,811
Selling, general and administrative		2,676
Depreciation and amortization		24,636
Affiliate expense		102,379
Operating expenses		**133,034**
Operating income		**58,046**
Affiliate interest income		8,377
Other income, net		(5)
Other income, net		**8,372**
Pre-tax net income		**66,418**
Income tax expense		16,003
Net income		**50,415**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	60
Due from affiliates, net		17,025
Current assets		17,085
Property and equipment:		
Property and equipment cost		(4,687)
Accumulated depreciation		4,254
Property and equipment, net		(433)
Other non-current assets:		
Goodwill		29,938
Other intangibles assets, net		35,740
Other noncurrent assets		487
Other non-current assets		66,165
Total assets	$	82,817

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	30
Current liabilities		30
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,830
Non-current liabilities		9,830
Total liabilities		9,860
Equity:		
Contributed capital		914
Retained earnings		72,043
Total equity		72,957
Total liabilities and equity	$	82,817

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	180
Total revenues		180
Expenses:		
Rent and occupancy		64
Selling, general and adminstrative		(17)
Depreciation and amortization		95
Operating expenses		142
Operating income		38
Other expenses, net		-
Other expense, net		-
Pre-tax net income		38
Income tax expense		9
Net income	$	29

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	3,801
Income tax receivable		1,674
Accounts receivable		3,853
Prepaid expenses and other current assets		336
Current assets		9,664
Property and equipment:		
Property and equipment cost		6,962
Accumulated depreciation		(4,696)
Property and equipment, net		2,266
Other non-current assets:		
Deferred tax assets- non current		14,183
Other noncurrent assets		1,730
Other non-current assets		15,913
Total assets	$	27,843

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	1,112
Accrued salaries and benefits		3,292
Due to affiliates, net		18,229
Deferred revenue		10
SEC fees payable		4,051
Current liabilities		26,694
Non-current liabilities:		
Other noncurrent liabilities		4,611
Accrued employee benefits - long term		2,395
Deferred revenue - long term		53
Non-current liabilities		7,059
Total liabilities		33,753
Equity:		
Contributed capital		14,082
Retained deficit		(20,069)
Accumulated other comprehensive income		77
Total equity		(5,910)
Total liabilities and equity	$	27,843

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	12,249
Market Data Fees		1,838
Listings fees		91
Other revenues		802
Transaction based expenses		(5,360)
Total revenues		9,620
Expenses:		
Compensation and benefits		13,209
Professional services		779
Technology and communication		869
Rent and occupancy		336
Selling, general and adminstrative		280
Depreciation and amortization		500
Affiliate expense		218
Operating expenses		16,191
Operating loss		(6,571)
Interest expense		77
Other expenses, net		51
Other expense, net		128
Pre-tax net loss		(6,699)
Income tax benefit		1,795
Net loss	$	(4,904)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	166
Income tax receivable		2,848
Current assets		3,014
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		74,689
Deferred tax asset - non-current		6,312
Other non-current assets		236,982
Total assets	$	239,996
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	3,449
Due to affiliates		167,994
Current liabilities		171,443
NON-CURRENT LIABILITIES:		
Other non-current liabilities		33,071
Non-current liabilities		33,071
Total liabilities		204,514
EQUITY:		
Contributed capital		78,177
Retained deficit		(42,695)
Total equity		35,482
Total liabilities and equity	$	239,996

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
M&A expenses		-
Selling, general, and administrative		433
Amortization and Depreciation		1,475
Intercompany expenses		1,599
Operating expenses		3,507
Operating loss		(3,507)
Intercompany Interest income		1,849
Other income net		337
Other expense, net		2,186
Pre-tax net loss		(1,321)
Income tax benefit		34,023
Net income	$	32,702

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	311
Due from affiliates		3,761,079
Current assets		3,761,390
OTHER NON-CURRENT ASSETS:		
Other non-current assets		11,392
Deferred tax assets - non-current		0
Other non-current assets		11,392
Assets	$	3,772,782
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Income taxes payable		-
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0
EQUITY:		
Contributed Capital		(6,575,230)
Retained defecit		10,348,012
Total equity		3,772,782
Total liabilities and equity	$	3,772,782

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Professional services		-
Technology and communication		-
Selling, general and administrative		7
Intercompany Expense		-
Operating expenses		7
Operating loss		(7)
Interest income from affiliates		94,212
Other expense, net		-
Other expense, net		94,212
Pre-tax net income		94,205
Income tax benefit		-
Net income	$	94,205

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(3,132)
Contributed capital		3,869
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 2
Current liabilities	2
Liabilities	2
EQUITY:	
Retained deficit	(2)
Total equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Repor on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	54,441
Short-term investments		13,709
Accounts receivable, net of allowance		181,797
Due from affiliates		1,049,850
Prepaid expenses and other current assets		9,141
Income tax receivable		1,395
Current assets		1,310,333
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		438,117
Accumulated depreciation		(109,277)
Property and equipment, net		328,840
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,838,265
Other non-current assets		63,658
Other non-current assets		3,465,924
Assets		5,105,097
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		75,794
Accrued salaries and benefits		48,279
Deferred revenue		48,046
SEC fees payable		48,855
Current liabilities		220,974
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		415,024
Other non-current liabilities		64,503
Accrued employee benefits - long term		188,887
Deferred revenue - long term		72,663
Non-current liabilities		741,077
Liabilities		962,051
SHAREHOLDERS EQUITY:		
Contributed capital		(434,539)
Additional paid-in capital		91,743
Retained earnings		4,575,828
Accumulated other comprehensive income		(89,986)
Equity		4,143,046
Total liabilities and equity	$	5,105,097

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	683,156
Data services fees, net		221,986
Listing Fees		413,345
Other revenues		39,612
Affiliate revenue		110,885
Transaction based expenses		(533,468)
Total revenue, less transaction-based expenses		**935,516**
Compensation and benefits		147,973
Professional services		38,755
Technology and communication		23,255
Rent and occupancy		11,253
Selling, general and administrative		41,584
Depreciation and amortization		44,376
Affiliate expense		105,161
Operating expenses		**412,357**
Operating income		**523,159**
Interest income		137
Affiliate interest income		33,916
Interest expense		(14)
Other income, net		(7,919)
Other income, net		**26,120**
Pre-tax net income		**549,279**
Income tax expense		**152,330**
Net income		**396,949**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	233
Income tax receivable		70
Current assets		303
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(591)
Property and equipment, net		4,129
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		1,010
Other non-current assets		8,365
Assets		12,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,675
Due to affiliates		9,924
Current liabilities		15,599
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		782
Non-current liabilities		782
Liabilities		16,381
SHAREHOLDERS EQUITY:		
Retained deficit		(3,584)
Equity		(3,584)
Total liabilities and equity	$	12,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	11,389
Data services fees, net	3,760
Affiliate revenue	(46)
Transaction based expenses	(20,358)
Total revenue	**(5,255)**
Compensation and benefits	143
Professional Services	108
Technology and communication	43
Selling, general and administrative	(77)
Depreciation and amortization	591
Affiliate expense	30
Operating expenses	**838**
Operating loss	**(6,093)**
Pre-tax net loss	**(6,093)**
Income tax benefit	2,522
Net loss	**(3,571)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	742
Accounts receivable, net of allowance		24,265
Due from Affiliates		262,933
Prepaid expenses and other current assets		2,323
Income tax receivable		29
Current assets		290,292
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		28,975
Accumulated depreciation		(19,256)
Property and equipment, net		9,719
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		977,011
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		6,741
Accrued salaries and benefits		930
Income tax payable		3
Current liabilities		7,671
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		96,587
Other non-current liabilities		6,950
Non-current liabilities		103,537
Liabilities		111,208
SHAREHOLDERS EQUITY:		
Contributed capital		479
Additional paid-in capital		2,512
Retained earnings		862,800
Accumulated other comprehensive income		12
Equity		865,803
Total liabilities and equity	$	977,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	140,215
Affiliate revenue		5,220
Total revenue		**145,435**
Compensation and benefits		7,324
Professional Services		72
Acquisition-related transaction and integration costs		0
Technology and communication		26,297
Rent and occupancy		505
Selling, general and administrative		1,988
Depreciation and amortization		3,311
Affiliate expense		16,750
Operating expenses		**56,247**
Operating income		**89,188**
Affiliate interest income		9,326
Other expense, net		**9,326**
Pre-tax net income		**98,514**
Income tax benefit (expense)		(25,572)
Net income		**72,942**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total Assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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PDR Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Pit Trader, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

WORLD*

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,604
'ent assets		5,604
ıl assets		5,604
Retained earnings	$	4,431
Contributed capital		1,173
ity		5,604
ıl equity	$	5,604

ın of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally
inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been
ır omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at
1, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that
ıs not include all of the information required by generally accepted accounting principles for complete financial statements. These
tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year
nber 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		234
Pre-tax net income		234
Income tax expense		-
Net income	$	234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	371
Due from affilates		175
Current assets		546
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		3,953
Other non-current assets		3,953
Total assets	$	4,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		1,021
Non-current liabilities		1,021
Total liabilities		1,021
EQUITY:		
Contributed capital		-
Retained earnings		3,478
Total equity		3,478
Total liabilities and equity	$	4,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	26
Total Revenue	26
Expenses:	
Compensation and benefits	138
Professional services	60
Amortization and Depreciation	1,132
Operating expenses	1,330
Operating loss	(1,304)
Other expense, net	-
Pre-tax net loss	(1,304)
Income tax benefit	361
Net loss	$ (943)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	515
Accounts receivable, net of allowance		21,647
Prepaid expenses and other current assets		155
Due from affiliates		12,313
Current assets		34,630
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(413)
Property and equipement, net		388
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		123,164
Deferred income tax asset- noncurrent		952
Other non-current assets		400,820
Assets		435,838
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		446
Accrued salaries and benefits		388
Current liabilities		834
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		36,823
Non-current liabilities		36,823
Liabilities		37,657
SHAREHOLDERS EQUITY:		
Contributed capital		286
Retained earnings		397,895
Equity		398,181
Total liabilities and equity	$	435,838

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ -
Total revenue	-
Compensation and benefits	1
Acquisition-related transaction and integration costs	923
Depreciation and amortization	10,697
Operating expenses	**11,621**
Operating loss	**11,621**
Affiliate interest income	729
Other income, net	80
Other income, net	**809**
Pre-tax net loss	**10,812**
Income tax benefit	3,186
Net loss	**7,626**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	566
Accounts receivable, net of allowance		3,079
Due from Affiliates		258,598
Prepaid expenses and other current assets		5,043
Current assets		267,286
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		332,297
Accumulated depreciation		(202,005)
Property and equipment, net		130,292
Assets		397,578
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,989
Accrued salaries and benefits		7,196
Income Tax Payable		2,917
Current liabilities		14,102
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		9,332
Other non-current liabilities		7,434
Non-current liabilities		16,766
Liabilities		30,868
SHAREHOLDERS EQUITY:		
Additional paid-in capital		14,703
Retained earnings		352,007
Equity		366,710
Total liabilities and equity	$	397,578

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,314
Affiliate revenue		97,989
Total revenue		**112,303**
Compensation and benefits		32,669
Professional services		1,615
Technology and communication		25,120
Rent and occupancy		388
Selling, general and administrative		2,034
Depreciation and amortization		29,490
Operating expenses		**91,316**
Operating income		**20,987**
Pre-tax net income		**20,987**
Income tax expense		4,445
Net income		**16,542**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates		$ 2,764
	Current assets	2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
	Other non-current assets	281
	Assets	3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
	Current liabilities	-
	Liabilities	-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
	Equity	3,045
	Total liabilities and equity	$ 3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	**0**
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Strike Network Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(127)
Property and equipment, net		273
Assets		306
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		306
Equity		306
Total liabilities and equity	$	306

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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StrikeNET LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Pre-tax net loss	**(1)**
Net loss	**(1)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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The Clearing Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	567
Due from affiliate		127
Current Assets		694
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		318
Accumulated depreciation		(318)
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	23,208
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		(890)
Other non-current liabiities		(890)
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Due from affiliates, net		0
Current liabilities		3
Liabilities		(887)
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,151)
Total Equity		24,095
Total Liabilities and Equity	$	23,208

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Other revenue	0
Total revenue	0
Expenses:	
Professional services	3
Selling, general and administrative	109
Depreciation and amortization	425
Operating expenses	537
Operating loss	(537)
Interest income	10
Other income	10
Pre-tax net loss	(527)
Income tax expense Benefit	38
Net loss	$ (489)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TheDebtCenter, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Current assets	-
Property and equipment:	
Property and equipment cost	(4,808)
Accumulated depreciation	6,586
Property and equipment, net	1,778
Other non-current assets:	
Goodwill	423,393
Other intangibles assets, net	252,347
Investment in subsidiary	15,773
Other non-current assets	691,513
Total assets	$ 693,291

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$ -
Current liabilities	-
Non-current liabilities:	
Other noncurrent liabilities	63
Non-current liabilities	63
Total liabilities	63
Equity:	
Contributed capital	-
Retained earnings	693,228
Total equity	693,228
Total liabilities and equity	$ 693,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TheDebtCenter, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Other revenues	$ -
Total revenues	-
Expenses:	
Compensation and benefits	(1,778)
Rent and occupancy	31
Depreciation and amortization	8,843
Operating expenses	7,096
Operating loss	(7,096)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(7,096)
Income tax expense	-
Net loss	$ (7,096)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		15
Income Tax Receivable		2
Current assets		17
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		6,212
Accumulated depreciation		(5,079)
Property and equipment net		1,133
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	1,323
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3
Accrued salaries and benefits		215
Due to affiliates		18,114
Deferred revenue		16
Current liabilities		18,348
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		271
Other noncurrent liabilities		0
NonCurrent Liabilities		271
Total liabilities		18,619
EQUITY:		
Additional paid-in capital		5,009
Net deficit		(22,305)
Equity		(17,296)
Total liabilities and equity	$	1,323

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	62
Operating revenues		**62**
OPERATING EXPENSES:		
Compensation and benefits		420
Professional services		37
Mergers and acquisition expenses		
Rent and other occupancy		74
Technology and communcations		49
Selling, general & administration		(3)
Amortization & depreciation expense		759
Service & license fees to affiliates		373
Operating expenses		**1,709**
Operating loss		**(1,647)**
Income tax benefit		**467**
Net loss	**$**	**(1,180)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,010
Current assets		6,010
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		17
Goodwill		8,745
Other non-current assets		8,762
Total assets	$	**14,772**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,892
Equity		**14,772**
Total liability and equity	$	**14,772**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		26
Operating expenses		26
Pre-tax net loss		(26)
Income tax Benefit		7
Net loss	$	(19)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	-
Operating expenses		0
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

When-Tech LLC[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,112
Accounts receivable, net of allowance		1,206
Current Assets		2,318
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		9,092
Accumulated Depreciation		(7,274)
Property and Equipment Net		1,818
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		-
Other Noncurrent Assets		16,237
Total Assets	$	20,373
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		414
Due to affiliate		2,102
Deferred revenue		276
Current Liabilities		2,813
Total Liabilities		**2,813**
EQUITY:		
Contributed capital		4,841
Retained deficit		12,719
Member equity		**17,560**
Total liabilities and equity	$	20,373

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

When-Tech LLC[1]
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	4,696
Operating revenues		**4,696**
OPERATING EXPENSES:		
M&A Expenses		0
Compensation and benefits		1,787
Professional services		0
Rent and occupancy		197
Technology and communication		2
Selling, general and administrative		57
Depreciation and amortization		1,628
Service and license fees to affiliate		1,675
Operating Expenses		**5,346**
Net loss	**$**	**(650)**

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	3
	Current assets		3
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			112
Accumulated depreciation			(64)
	Property and equipment, net		48
	Assets		51
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to afilliates			118
	Current liabilities		118
	Liabilities		118
SHAREHOLDERS EQUITY:			
Retained deficit			(67)
	Equity		(67)
	Total liabilities and equity	$	51

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD®

Yellow Jacket[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash & Equivalents	$	(15)
Accounts receivable, net of allowance		2,495
Prepaid expenses and other current assets		11
Current Income Tax Receivable		1
Current assets		2,492
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		31,801
Accumulated depreciation		(25,156)
Property and equipment net		6,645
OTHER NONCURRENT ASSETS		
Goodwill		62,065
Other intangibles, net		809
Other noncurrent assets		62,874
Total assets	$	72,011
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	136
Accrued salaries and benefits		1,780
Deferred revenue		2,284
Due to affiliate		44,909
Current liabilities		49,109
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		1,777
Noncurrent liabilities		1,777
Total liabilities		50,886
MEMBER EQUITY:		
Member capital		55,107
Additional paid-in capital		10,350
Retained Deficit		(44,332)
Member equity		21,125
Total liabilities and member equity	$	72,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

ICE TRADE THE WORLD™

Yellow Jacket[1]
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	7,534
Operating revenues		**7,534**
OPERATING EXPENSES:		
Compensation and benefits		6,298
Professional services		69
Rent and other occupancy		1,083
Technology and communication		(115)
Selling, general & administration		230
Amortization & depreciation expense		5,704
Service & license fees to affiliates		1,051
Operating expenses		**14,320**
Pre-tax loss		(6,786)
Income tax benefit		(1,935)
Net loss	$	(4,851)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT F

A complete set of the NYSE American LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: __________

Contact Name: ______________ Telephone: ______________

Email: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________ (Company Name)	Entity: ______________________
By (Signature): ______________________	By (Signature): ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________

With Notices To:

User Name: ______________________	NYSE
Contact Name: ______________________	Attention: Client Relationship Services
Address: ______________________	353 N. Clark Street, 31st Floor
City, State, Zip: ______________________	Chicago, IL 60654
Email: ______________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ________________ State: ____________ Zip Code: ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________	______________________
(Company Name)	(Entity)
By (Signature): ______________	By (Signature): ______________
Name: ______________	Name: ______________
Title: ______________	Title: ______________
Email: ______________	Email: crs@nyse.com
Date: ______________	Date: ______________

NYSE American Options

Market Maker Letter of Guarantee Revocation

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Clearing Firm

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
ATP Firm Name

____
Market Maker Name

______________________ ______________________
Authorized Signature Date
ATP Clearing Firm

______________________ ______________________
Print Name Title

Updated July 2017

NYSE American Options

TERMINATION OF MARKET MAKER

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Clearing Firm

Date of termination: ______________________ (Close of Business)

☐ Temporary Termination*

Date of Return: ______________________________________

☐ Permanent Termination **

Market Maker: ______________________ Acronym: ____________

ATP Firm:__________________________

The ATP Clearing Firm will continue to accept full financial responsibility for all Exchange options transactions (as defined in Exchange Rule 900NY) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ ________________

Authorized Signature
ATP Clearing Firm

Date

______________________________ ________________

Print Name

Title

** ATP Firm must notify the Exchange no later than one (1) full business day in advance of the proposed temporary termination date. A Temporary Termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with CRS after all accounts have cleared.*

Revised July 2017

NYSE American LLC

Application for Market Maker Registration

TABLE OF CONTENTS

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a Market Maker Equity Trading Permit Holder ("METP") or Electronic Designated Market Maker ("eDMM").

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an Applicant Broker-Dealer or any person directly or indirectly controlling, controlled by or under common control with an Applicant Broker-Dealer.

Control – has the meaning set forth on Form BD.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC is a participant of this system.

Financial Arrangement – (1) the direct financing of an Applicant Broker-Dealer's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Electronic Designated Market Maker ("eDMM") – a registered Market Maker that is, or is approved to be, the exclusive DMM in listings for which the Exchange is the primary market pursuant to Rule 7.24E.

Market Maker – an ETP Holder approved by the Exchange to act as a Market Maker pursuant to Rule 7.20E.

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to Rule 7.21E, on behalf of a Market Maker.

NYSE American LLC ("NYSE American" or the "Exchange") – a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to crs@nyse.com. Upon approval, by default, test symbols will be assigned to the firm for testing purposes.

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Market Maker Registration, an Applicant Broker-Dealer must be an existing member of NYSE American.

Checklist
Applicant Broker-Dealer must complete and submit all materials as required in the Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: crs@nyse.com; Phone: (212) 896-2830

Application Process

- Following submission of the Application for Market Maker Registration and supporting documents, the Exchange will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant, and review the Applicant's written supervisory procedures.
- Applicant Broker-Dealers must designate within Section 1 whether they are applying as a METP and/or as an eDMM.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by the Exchange for further information.
- Applicant Broker-Dealers who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE American for review.
- NYSE American will notify the Applicant Broker-Dealer in writing of their approval/disapproval.
- In the event that an application is disapproved by the Exchange, the Applicant Broker-Dealer will have an opportunity to be heard upon the specific grounds for the denial, in accordance with the provisions of the Rule 9500 Series.

APPLICATION CHECKLIST – NEW NYSE AMERICAN MARKET MAKER APPLICANTS

- ❑ Application for Market Maker Registration, Sections 1 through 4
- ❑ Registered Trader Application for each applicable individual.
  https://www.nyse.com/publicdocs/nyse/NYSE_American_Registered_Trader_Application.pdf
- ❑ Copy of Applicant Broker-Dealer's Written Supervisory Procedures ("WSPs") for Market Making on NYSE American, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate).
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

ADDITIONAL REQUIREMENT FOR BROKER-DEALERS REQUESTING TO BECOME AN eDMM ON NYSE AMERICAN

- ❑ NYSE American eDMM Certification Test
  - Approved eDMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

1 Applicant Broker-Dealers must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater.** If the Applicant Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ________________ SEC #: ________________ CRD #: ________________ MPID ________________

LEI #: ________________________________

THE APPLICANT BROKER-DEALER INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Electronic Designated Market Maker (eDMM)

GENERAL INFORMATION

Name of Applicant Broker-Dealer ________________________________

Business Address: ________________________________

City: ________________ State: ________________ Zip Code: ________________

Contact Name: ________________ Title: ________________

Phone: ________________ Email: ________________

ETP APPROVAL STATUS

☐ Applicant Broker-Dealer is currently an approved Member Firm (Equity Trading Permit (ETP) Holder) with NYSE American*

* All Market Maker Applicants must be approved ETP Holders and hold a NYSE Trading License

NET CAPITAL

Amount: ________________ As of Date: ____________ Focus Report Line Item*: ________________

*Submitting the Applicant Broker-Dealer's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other ________________

SECURITIES

List the number of securities for which your firm requests approval: ________________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other________________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant Broker-Dealer a dealer/specialist or registered market maker on a national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

Applicant Broker-Dealers who currently act as a Designated Market Maker (DMM) on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

If not enough space below to list the Securities, additional pages may be attached as necessary.

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SECTION 3 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE American. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***
   Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

   (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***
   Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

   (b) ***Market Makers Subject to the Alternative Net Capital Requirement***
   Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Operational Regulation department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Operational Regulation department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE American.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE American's rules. Such written procedures shall at all times be available for inspection by NYSE American staff.

*Includes Market Maker and/or eDMM

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant Broker-Dealer are complete and agrees to update information as required. Further, the Applicant Broker-Dealer will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE American Options - Designated Give-up Notification Form

1. American Trading Permit ("ATP") Firm Information

ATP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Firm requests NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐

ATP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 961.

ATP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised July 2015

NYSE American Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________ , 20 ______________________

by ____ American Trading Permit ("ATP")Clearing Firm

in respect of ____ the "ATP Firm"

on behalf of __________________ the "Floor Broker".

WHEREAS Floor Broker is an ATP Holder of NYSE American Options ("the Exchange"), and ATP Clearing Firm is an ATP Holder of the Exchange and member of The Options Clearing Corporation ("OCC"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to Exchange Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by ATP Clearing Firm, and

WHEREAS ATP Firm has requested ATP Clearing Firm to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the ATP Clearing Firm hereby agrees, for the benefit of the OCC and the Exchange, and their respective members, that ATP Clearing Firm shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of ATP Clearing Firm is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange. If such written notice has not been received at least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve ATP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

______________________________ Print name of Authorized Signatory of ATP Firm	______________________________ Print name of ATP Clearing Firm
______________________________ Signature of Authorized Signatory of ATP Firm	______________________________ Print name of Authorized Signatory of ATP Clearing Firm
______________________________	______________________________ Signature of Authorized Signatory of ATP Clearing Firm

Updated July 2017

NYSE American Options
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD®. ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title: ______________________ DOB: ______________________

Phone: ______________________ Email: ______________________

AMERICAN TRADING PERMIT ("ATP") FIRM INFORMATION

ATP Firm Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE American Options ("the Exchange") Floor must register as ("FE") on CRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A fingerprint card has been submitted to FINRA

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

______________________ ______________________

Signature of Applicant Date

ATP FIRM ACKNOWLEDGEMENT

The undersigned ATP Firm certifies that the applicant named above is authorized to enter into the Exchange Floor as referenced above, on behalf of this ATP Firm. Additionally, the ATP Firm acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the ATP Firm in all respects.

______________________ ______________________

Signature on behalf of Applicant Firm Date:

____

Print Name

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE American Options

TERMINATION OF ORDER SENDING/CLEARING AMERICAN TRADING PERMIT

To: NYSE American Client Relationship Services Department ("CRS")

From: ______________________________
American Trading Permit ("ATP") Firm

Re: ______________________________
ATPID Acronym(s)

Type of ATP:

☐ Clearing ATP ☐ Order Sending ATP

Date of Termination (Close of Business):______________________________

☐ Temporary Termination

Date of Return:______________________________

☐ Permanent Termination

____

Authorized Signature of ATP Firm **Date**

Checklist for Terminating an Order Sending/Clearing Firm ATP

1. ATP Firms must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

Updated July 2017

NYSE American Options

Specialist / eSpecialist Application

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allocation - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for an Allocation, having the obligations hereunder, and of NYSE American Options ("the Exchange") Rule 927NY, in one or more option classes.

Applicant – the Broker-Dealer ("BD") applying as a registered Specialist/e-Specialist or amending this form to become a registered Specialist/e-Specialist.

Appointment - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for a Primary Appointment, having the obligations hereunder, and of Exchange Rule 927NY, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an American Trading Permit ("ATP") Firm or any person directly or indirectly controlling, controlled by or under common control with an ATP Firm.

Control – (as defined on Form BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a registered Broker-Dealer's examining authority, when the Broker-Dealer is a Member of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Eligible Issues – an Specialist/e-Specialist may be allocated any one or more of the options issues opened for trading at the Exchange.

e-Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rules 927.4NY-927.6NY. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Firm's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rule 920NY, and who meets the qualification requirements of Exchange Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Exchange Rule 920NY.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS (continued)

Market Maker – a Market Maker shall refer to an ATP Holder that acts as a Market Maker pursuant to Exchange Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a Market Maker Authorized Trader shall mean an authorized trader who performs market making activities pursuant to Exchange Rule 920NY on behalf of an ATP Holder registered as a Remote Market Maker.

NYSE American LLC ("NYSE American", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE American Options. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE American is also a Self-Regulatory Organization ("SRO").

NYSE American Options – "NYSE American Options" shall refer to those aspects of the SRO and the Trading Facilities business of the Exchange licensed to trade Options by the Exchange. The term "NYSE American Options" shall have the same meaning as "Exchange" as that term is defined in Exchange Rule 900.2NY.

Quotations – ATP Holders who are registered as Specialist/e-Specialists are required by Exchange Rule 925.1NY to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed issues for 90% of the time the Exchange is open for trading in each issue.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - PROCESS

Filing Requirements
Prior to submitting the Application to become a Specialist/e-Specialist, an applicant BD must have completed the ATP application, identifying "Specialist" or "e-Specialist" as a business to be conducted on the Exchange. A firm will not be eligible for approval as a Specialist/e-Specialist until after their ATP application, with this indication, is approved.

Checklist
Applicant ATP Firm must complete and submit all materials as required in the Application Checklist (page 4) to CRS@nyse.com

If you have questions regarding the application, you may direct them to Client Relationship Services ("CRS"): Email: CRS@nyse.com; Phone: 212.896.2830.

Application Process

- Following submission of the Specialist/e-Specialist Application and supporting documents, the Exchange will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Specialist/e-Specialist.
- Applicant is required to consult with an Exchange representative to determine the most beneficial connectivity option. .
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay.
- The Exchange will promptly notify the Applicant in writing of their decision.
- Upon approval and once connectivity is established, your Exchange representative will inform you of your ability to trade.
- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the rules of the Exchange. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLISTNYSE AMERICAN OPTIONS SPECIALIST/e-SPECIALIST	
☐	Approved ATP Application
☐	Application for Specialist/e-Specialist, Sections 1 through 5
☐	Form U4 and fingerprint cards for each Specialist/e-Specialist listed in Section 3 are available on Web CRD®
☐	Proof of successful completion of the Exchange Market Maker Examination for each Specialist/e-Specialist listed in Section 3; or
☐	Request for Waiver has been granted.
☐	Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation[2] • Six Month Profit/Loss Projection[2] • Subordination Agreements, if applicable[2]
☐	All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE American -DEA Broker-Dealers only

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ____________ SEC No.: ____________ CRD No.: ____________

LEI #: ____________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant ATP Firm: ____________

Business Address: ____________

City ____________ State: ____________ Zip Code: ____________

Business Phone: ____________

Contact Name: ____________ Title: ____________

Phone: ____________

Email Address: ____________

ATP APPROVAL STATUS

☐ Applicant ATP Firm is currently an approved ATP Holder and Market Maker with the Exchange or is currently an Applicant to become an ATP Holder and Market Maker with the Exchange.*

* All Specialist/e-Specialist applicants must be approved ATP Holders and Market Makers with the Exchange.

NET CAPITAL

Amount ____________ As of Date: ____________

FOCUS Report Line Item* ____________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing/Good Faith Deposits

☐ Other ____________

* Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Specialist/e-Specialist: ____________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ____________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist/e-Specialist or Market Maker on a registered national securities exchange(s) or association?

☐ Yes ☐ No

If yes, provide the following information:

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS

Specialist/e-Specialists are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of the Exchange. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, please refer to Exchange Rule 3 (j) General Prohibitions and Duty to Report and also determine whether Exchange Rule 927NY applies to your firm.

Exchange Rule 927NY(b): Qualification of Specialists

(1) Qualification of Specialists. The qualification of Specialists shall be conducted by the Exchange. The Specialist Qualification Process is as follows:

(A) Applications for qualification as a Specialist shall be general and shall not specify a particular option issue or issues. Applicants for qualification as a Specialist may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an Applicant, or any person associated with an Applicant.

(B) The Exchange may also specify one or more conditions on the applicant with respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

Exchange Rule 927NY(c): Obligations of Specialists

Each Specialist must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;
(2) Honor guaranteed markets, including markets required by Exchange Rule 970NY and any better markets pledged during the allocation process;
(3) Generate and automatically update two-sided market quotations with size in all appointed series through the Specialists own proprietary auto-quoting system;
(4) Fulfill general Market Maker obligations under Exchange Rules 925NY and 925.1NY;
(5) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;
(6) Participate at all times in any automated execution system that is in effect in designated option issues;
(7) Make FLEX Quotes in response to a specific Request for Quotes in appointed classes of FLEX Equity Options whenever in the opinion of the FLEX Post Official the interests of a fair, orderly and competitive market are best served by such action.
(8) Maintain communications with member firms in order to respond to suggestions and complaints;
(9) Respond to competition by offering competitive markets and competitively-priced services.
(10) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists are associated with each other and deal for the same Specialist account, this requirement will apply to such Specialists collectively, rather than to each Specialist individually;
(11) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;
(12) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS (Continued)

Exchange Rule 927.4(a) – e-Specialist

(a) Designation as an e-Specialist. The Exchange may designate e-Specialists in an options class to fulfill certain obligations required of Specialists. The Exchange shall determine the appropriate number of approved e-Specialists per option class. Factors to be considered in approving e-Specialists include any one or more of the following:

(i) adequacy of resources including capital, technology, and personnel;
(ii) history of stability, superior electronic capacity, and superior operational capability;
(iii) market making and/or specialist experience in a broad array of securities;
(iv) ability to interact with order flow in all types of markets;
(v) existence of order flow commitments.
(vi) willingness to accept allocation as an e-Specialist in options in at least 400 underlying securities; and
(vii) willingness and ability to make competitive markets on the Exchange and to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the options it trades.

In selecting an applicant for approval as an e-Specialist, the Exchange may place one or more conditions on the approval concerning the operations of the applicant and the number of option classes which may be allocated to the Applicant.

Each e-Specialist shall retain its approval to act as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist or the Exchange terminates the e-Specialist's approval to act as an e-Specialist pursuant to Exchange Rules. An e-Specialist may not transfer its approval to act as an e-Specialist unless approved by the Exchange.

Exchange Rule 927.5 – e-Specialist Obligations

Each e-Specialist shall fulfill all of the obligations of a Market-Maker and of a Specialist under the rules of the Exchange and shall satisfy each of the following requirements:

(a) meet the quoting obligations of Exchange Rule 925NY and 925.1NY(b);
(b) assure that its market quotations are accurate;
(c) continue to act as an e-Specialist and to fulfill all of the e-Specialist's obligations as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist;
(d) make competitive markets on the Exchange and otherwise to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;
(e) immediately notify the Exchange of any material operational or financial changes to the e- Specialist organization as well as obtain the Exchange's approval prior to effecting changes to the ownership, capital structure, voting authority, distribution of profits/losses, or control of the e- Specialist organization.

SECTION 4 – REQUIRE INFORMATION & ACKNOWLEDGEMENT

The undersigned Applicant, applying for registration as a Specialist/e-Specialist, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of the Exchange, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Specialist/e-Specialist firm rather than to each specialist/e-Specialist individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists/e-Specialists are associated with each other and deal for the same Specialist/e-Specialist account, this requirement will apply to such Specialist/e-Specialists collectively, rather than to each Specialist/e-Specialist individually.
3. The Specialist/e-Specialist's ATP Clearing Firm will provide daily equity information to the Financial and Operational Compliance Department for Specialist/e-Specialist cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to the Exchange for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to the Exchange as it may require.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the Exchange.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE American rules. Such written procedures shall at all times be available for inspection by the Exchange.
8. Be responsible for designating an approved Specialist/e-Specialist to act as a backup Specialist/e-Specialist in case of absence and notify the Corporation of such designation, pursuant to Exchange Rule 927NY. The designated backup Specialist/e-Specialist must be an approved Specialist/e-Specialist in good standing and have sufficient capital to meet the capital requirements of the Specialist/e-Specialist being backed up, as well as their own. If necessary, more than one Specialist/e-Specialist may be needed or selected to act as an appropriate backup.

ADDITIONAL REQUIRED DOCUMENTS

In addition to the information requested in the ATP Application, the Applicant is requested to provide the following information, if it has not already done so:

- A list of any other communication equipment that Specialist/e-Specialists can access to route orders in securities to other markets for execution. Provide the location of such terminal(s) and a description of the use of the terminal(s) and the business transmitted through it.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Authorized Signatory for Applicant ATP Firm ____________________ Date: ________________

Print Name: ____________________ Title: ________________

NYSE American Options

Registered Trader & Nominee Application

Revised October 2018

REGISTERED TRADERS

Each American Trading Permit ("ATP") Holder is required to register employees and associated persons in accordance with NYSE American LLC (the "Exchange") rules, including but not limited to Rule 341.. Individual traders of an ATP Holder must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **OM** – Market Maker of ATP Holder (Series 57 prerequisite)
- **OM** – Floor Brokers of ATP Holder (Series 57 prerequisite)

ATP HOLDER INFORMATION

Firm Name: ______________________ CRD#: ______________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

INDIVIDUAL APPLICANT INFORMATION

Name of Individual: ______________________ CRD#: ______________

Date of Birth: ______________________ Phone: ______________

Email: ______________________

TYPE OF BUSINESS TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist

☐ Remote Market maker (RMM)

☐ Floor Market Maker (FMM)

☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member | Date

______________________ ______________________

Print Name | Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________

Signature of Individual Applicant | CRD#

______________________ ______________________

Print Name | Title

NYSE American Registered Trader Application

REGISTERED TRADERS

Each Market Maker Firm is required to register Market Maker Authorized Traders in accordance with applicable Exchange rules ("Rules"). Pursuant to these Rules, applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 7.21E. Individual traders of the applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the applicant to the Central Registration Depository ("Web CRD®") for review by Exchange personnel.

- **MMAT** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)

APPLICANT FIRM INFORMATION

Firm Name: ____________________ CRD#: ____________

Contact Name: ____________________ Title: ____________

Phone: ____________________ Email: ____________

MARKET MAKER AUTHORIZED TRADER APPLICANT INFORMATION

Name of Applicant: ____________________ CRD#: ____________

Date of Birth: ____________________ Phone: ____________

Email: ____________________

TYPE OF BUSINESS TO BE CONDUCTED (Please check appropriate box below)

☐ eDMM ☐ Market Maker Authorized Trader (MMAT)

☐ Applicant will be located on the NYSE Floor
(If applicant checks this box additional floor access paperwork may be required.)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

____________________ ____________________
Signature of Authorized Officer, Partner, Managing Member | Date

____________________ ____________________
Print Name | Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

____________________ ____________________
Signature of Applicant | CRD#

____________________ ____________________
Print Name | Title

AP Form

New York Stock Exchange LLC and/or NYSE American LLC

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American").

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the NYSE and/or NYSE American, as relevant, (individually, an "Exchange," and collectively, the "Exchanges"), particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, and NYSE American Rule 311.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Regulatory Review and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American

1. Full name of the AP Applicant Entity: ____________________

2. If applicable, Web CRD # of the Applicant: ____________________

3. Full name and Web CRD # of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization: ____________________ Web CRD#: ____________________

4. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurereviewor g@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

Signature: ______________________________ Date: ______________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

Web CRD# (if applicable): ______________________________

Membership Application for New York Stock Exchange LLC[1] and NYSE American LLC

[1] NYSE membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American") membership, an Applicant Firm must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Firm must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

NYSE Applicant Firm pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market (DE), Inc." and submit the check with your initial application. Please contact crs@nyse.com for the mailing address to send a check or for instructions to wire the application fee.

Note: Applicant Firm must address all information and questions contained in this application. To the extent Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, Applicant Firm must so indicate.

NYSE and NYSE American (individually and collectively referred to as the "Exchange," as relevant) have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to the Exchange will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application review. All applications are confidential and non-public. The Exchange's CRS Department and FINRA may request Applicant Firms to submit documentation in addition to what is requested in the application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830

APPLICATION PROCESS (Continued)

Application Process

Following submission of the application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and completeness. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given.
- If applying for NYSE membership only and an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Application, Applicant Firm should reapply for membership or complete the application for Regulated Only Membership. Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the application.
- Upon approval as a NYSE American member firm Applicant Firm will become an Equity Trading Permit Holder (ETP Holder).
- If review of Statutory Disqualification Disclosure information or a background investigation indicates that Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact Applicant Firm to discuss the statutory disqualification process.
- If it appears that Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, Applicant Firm may be contacted by FINRA for further information.
- CRS will promptly notify Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option, Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. The Exchange's CRS Department, Connectivity and Operations teams will then coordinate the connectivity between Applicant Firm and the Exchange, once Applicant Firm is approved for membership.
- Once connectivity is established, the Exchange will inform Applicant Firm of Applicant Firm's ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE American Rules:
https://www.nyse.com/regulation/nyse-american/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE Membership:
https://www.nyse.com/markets/nyse/membership

NYSE American Membership:
https://www.nyse.com/markets/nyse-american/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

ETP or ETP Holder – an Equity Trading Permit issued by NYSE American for effecting approved securities transactions on the NYSE American's cash equity Pillar trading platform. An ETP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by NYSE American as a member organization.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is a self-regulatory organization (SRO) (see below) that regulates the activities of U.S. broker-dealers and performs market regulation pursuant to its own statutory responsibility and under contract for certain exchanges.

NYSE American LLC ("NYSE American") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934. NYSE American is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders (agency orders or riskless principal orders that meet the criteria of FINRA Rule 5320.03 and that originate from a natural person) and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - an SRO is a non-governmental organization that has the power to create and enforce industry regulations and standards for the securities and commodities futures industries, including all national securities and commodities exchanges.

Supplemental Liquidity Provider Market Maker ("SLMM") –off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE platform

Supplemental Liquidity Provider ("SLP") – off floor, electronic, high-volume members incented to add liquidity on the NYSE platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the NYSE for effecting approved securities transactions on the equities trading facilities. A NYSE Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an NYSE member. A NYSE Trading License issued by NYSE is required to effect transactions on the floor of NYSE or through any facility thereof. An organization may acquire and hold a NYSE Trading License only if and for so long as such organization is qualified and approved to be a member organization of NYSE. A member organization holding a NYSE Trading License may designate a natural person to effect transactions on its behalf on the floor of NYSE, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the NYSE for effecting debt transactions on the NYSE or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the NYSE. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the NYSE, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/ Dealer TAX ID: ______________

LEI No.: ______________________________

GENERAL INFORMATION

Name of Applicant Firm: ______________________________

Business Address: ______________________________

City: ______________ State: ______________ Zip Code: ______________

Business Phone: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________

Email Address: ______________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ Chicago Board Options Exchange (CBOE)	☐ Financial Industry Regulatory Authority (FINRA)
☐ International Securities Exchange (ISE)	☐ NYSE American
☐ NASDAQ	☐ NYSE Arca
☐ NASDAQ OMX PHLX (PHLX)	☐ NYSE Chicago (CHI)
☐ NASDAQ OMX BX (BX)	☐ Other ______________

If applicable, date of Applicant Firm's FINRA Membership (if pending, so indicate): ______________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)	☐ Chicago Board Options Exchange (CBOE)
☐ NYSE Chicago (CHI)	☐ NYSE National
☐ International Securities Exchange (ISE)	☐ NASDAQ
☐ Financial Industry Regulatory Authority (FINRA)	☐ NYSE American
☐ NASDAQ OMX PHLX (PHLX)	☐ NYSE Arca
☐ Cboe BZX U.S. Equities Exchange BATS (BZX)	☐ Cboe EDGA U.S. Equities Exchange (EDGA)
☐ Cboe BYX U.S. Equities Exchange (BYX)	☐ Cboe EDGX U.S. Equities Exchange (EDGX
☐ Other ______________	☐ Investors Exchange (IEX)

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the Exchange, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the Exchange.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in Applicant Firm's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Firm acknowledges that if applying for NYSE Membership it must separately purchase either an NYSE Trading License, in order to have trading rights directly with the NYSE's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the NYSE trading systems, but will be deemed a Regulated Only Member Organization of the NYSE but must still be in full compliance with the rules and regulations of the Exchange. Once approved as a Member of NYSE American, Applicant Firm will be deemed an Equity Trading Permit Holder and will have direct access to the American equity trading systems.

Applicant Firm acknowledges that it is a member of a registered securities exchange and is eligible to apply for Exchange membership with this application.

The Exchange and FINRA reserve the right to request additional information and documentation from Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Firm

______________________________ ____________________
Signature of Authorized Officer Date

______________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

Type of Exchange Membership(s) applying for:

☐ New York Stock Exchange LLC ("NYSE") ☐ NYSE American LLC ("NYSE American")

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

☐ NYSE Equities Floor Brokerage
  ☐ Blue Line

☐ NYSE Bonds
  ☐ Agency
  ☐ Principal

☐ Non-member broker/dealer executions

☐ Engaging in business with other broker/dealers only

☐ Engaging in business with non-broker/dealers
  ☐ Retail
  ☐ Institutions
  ☐ On Floor executions for non-broker/dealers

☐ Proprietary trading
  ☐ NYSE Designated Market Maker (DMM)
  ☐ Off Floor
  ☐ Supplemental Liquidity Provider (SLP)
  ☐ Supplemental Liquidity Provider Market Maker (SLMM)

☐ Retail Member Organization (RMO)

☐ Sponsored access provider

☐ Corporate finance

☐ Primary government securities dealer

☐ Equities market maker

☐ Options (executions, market maker, etc.)

☐ Issue or distribute research reports

☐ Stock loan/stock borrow

☐ Repos/reverse repos financing transactions

☐ Joint Back Office (JBO) arrangements

☐ Underwritings

☐ Public Customer business

☐ Clearing Services

☐ NYSE American Electronic Designated Market Maker/Market Maker (eDMM/MM)

☐ Other (Please explain: ____)

2. Has Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ____

3. Does Applicant Firm have a direct parent? Yes ☐ No ☐

If so, provide the parent's name: ____

4. Identify for Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ____

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ☐ No ☐

7. Does Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? Yes ☐ No ☐

(If yes, Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

8. Does Applicant Firm have registered principals as required by NYSE Rule 3110? Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ______________________________

9. Is Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ☐ No ☐

10. If DEA is not FINRA, please indicate Applicant Firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

☐ Self Clears
☐ Clears through another broker dealer on an omnibus basis
☐ Clears through another broker dealer on a fully disclosed basis
☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify Applicant Firm's clearing broker-dealer:

____

c) If applicable, identify the entities for which Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of Applicant Firm's business, as well as the names, positions and experience of the key personnel in this area.

11. If DEA is not FINRA, please provide the date of your last cycle examination. If there has been no examination to date, provide the anticipated date of your first examination.

Response: ______________________________

If Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

9. Does Applicant Firm intend to accept orders on the NYSE floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf

Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

10. Has Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

11. Who is the person responsible for supervision of all floor employees of Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________

Mailing Address: ______________________

Phone: ______________________ Email: ______________________

12. Does Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

13. Do Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

SECTION 5 - KEY PERSONNEL

Identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by Applicant Firm) and who will be responsible for the business of Applicant Firm on the Exchange.[1]

Please note the exam requirements for Exchange Membership and ensure each individual holds the required exam and registration:

- **Chief Financial Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm
- **Chief Compliance Officer** (Compliance Supervisor) - Series 14 (CR registration) (See NYSE Rule 342(a) and (b) for exemptions) or SIE + Series 7 and 24 (CR registration) (see NYSE Rule 1220)
- **Chief Operations Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm

If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know as there are guidelines we can provide to your firm.

Chief Executive Officer ("CEO")

Name: ____________________ CRD: ____________________

Phone: ____________________ Email: ____________________

Chief Financial Officer ("CFO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________ Exams: ____________________

Chief Compliance Officer ("CCO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________ Exams: ____________________

Chief Operations Officer ("COO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________ Exams: ____________________

Head of Technology

Name: ____________________ CRD: ____________________

Phone: ____________________ Email: ____________________

Head of Trading

Name: ____________________ CRD: ____________________

Phone: ____________________ Email: ____________________

NYSE Floor Member (Floor Broker or Designated Market Maker) (if applicable)[2]

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________ Exams: ____________________

[1] See FINRA Rule 311

[2] Firms applying for a NYSE Trading Floor business will be required to have a Floor Supervisor with the Series 24. If Applicant Firm will be a Floor Brokerage firm, an individual with the Series 14 is required and if Applicant Firm will be a DMM firm, an individual with the Series 14a is required. NYSE Floor Members are required to hold the Series 19 exam or equivalent.

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
	Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of Applicant Firm's reason for seeking Exchange membership and a brief description of the business Applicant Firm conducts.	
☐	If Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE American on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with Applicant Firm ▪ Indicate the percentage ownership of Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with Applicant Firm (*e.g.*, parent, subsidiary), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any approvals of such agreements from Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE American is not Applicant Firm's DEA, provide a copy of the Audit Agreement between Applicant Firm and Applicant Firm's public accounting firm.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	Provide a copy of Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE American activities (*e.g.*, Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the NYSE.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	
☐	Provide completed Master User Agreement (MUA) for NYSE and/or NYSE American ▪ The MUA is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		
	If FINRA is not Applicant Firm's DEA, provide a copy of the below documentation with the application.	**Exhibit ID (or N/A)**
☐	Provide a written description of Applicant Firm's: ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of Applicant Firm's capital ▪ Planned or anticipated future business lines	
☐	Provide the following Financial Documentation: ▪ Most recent 12 months of FOCUS Reports ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	
☐	If applicable, provide the name of the service provider used by Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by Applicant Firm.	
☐	If applicable, provide a copy of Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Identify all clearing corporations of which Applicant Firm is a current member (*e.g.*, DTC, NSCC, FICC).	
☐	If Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ____________________

Address: ____________________

Phone: ____________________

Email: ____________________

2. Accounting Firm

Contact Name: ____________________

Address: ____________________

Phone: ____________________

Email: ____________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature: ____________________	Signature: ____________________
Title: ____________________	Title: ____________________
Date: ____________________	Date: ____________________
(Broker/Dealer)	(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if Applicant Firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

Section 9 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE American LLC.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________ Applicant Broker-Dealer

______________________________ CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE American Rules and may be relied upon by NYSE American LLC, the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE American Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

______________________________ Clearing ETP Holder (Broker-Dealer Name)

______________________________ Clearing ETP Holder (NSCC Clearing #)

______________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder

______________________________ Print Name / Title

______________________________ Date

______________________________ Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder

______________________________ Print Name / Title

______________________________ Date

NYSE American LLC

Short Form Application

NYSE American
Short Form Membership Application and Agreement

To qualify for Short Form Membership on NYSE American, the applicant must be an approved New York Stock Exchange Member Organization ("NYSE Member"). Current NYSE Member applicants may be eligible for expedited approval in the line of business for which they are already approved on NYSE. To apply, please complete and submit this Short Form Application and NYSE Master User Agreement to:

NYSE American
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE in the same line of business

General Information

Name of Applicant Broker-Dealer: ______________________

Business Address: ______________________

City: ____________ State: ________ Zip Code: ________

Business Phone: ______________________

Email: ______________________

Web Address, if any: ______________________

CRD Number: ____________

LEI Number: ____________

Designated Examining Authority: ____________

Contact Information

Contact Name: ______________________

Job Title / Position ______________________

Phone: ____________ Email: ____________

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐ Market Maker*

☐ Public Customer Business

☐ Clearing Services

☐ Proprietary Trading

☐ Other______________________

* Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE American LLC ("NYSE American"), as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE American.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE American, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE American to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE American from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE American.

Applicant Broker-Dealer: ______________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

SECTION 3 – Clearing Letter of Consent

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE American LLC.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

Applicant Broker-Dealer ____________________

CRD# and/or SEC File# ____________________

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE American Rules and may be relied upon by NYSE American LLC, the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE American Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

Clearing ETP Holder (Broker-Dealer Name) ____________________

Clearing ETP Holder (NSCC Clearing #) ____________________

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder ____________________

Print Name / Title ____________________

Date ____________________

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder ____________________

Print Name / Title ____________________

Date ____________________

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American") Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name	Firm CRD#
Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	☐ Yes ☐ No ______________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ____________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

User (Service Bureau)

Authorized Signature of User

Name

Title

Date

Please email completed Exhibit to crs@nyse.com.

NYSE American Options
Rule 930NY(b)

Conducting a Limited Public Customer Business – Broker-Dealer Checklist:

Name of Applicant Firm: ____ Firm CRD #: ________________

Completed by/Firm Contact: ____

Checklist for Broker-Dealer Applicants:

- ❑ List of all persons dealing with Customers; Must be Series 7 & 63 qualified.
- ❑ List of all Sales Supervisors & Branch Office Managers, they must be Series 4 or Series 9 (Options) qualified as applicable.
- ❑ Proof of Brokers Blanket Bond Coverage is required to cover loss, fraud and defalcations (Rule 330).
- ❑ Evidence that the firm has engaged the services of a PCAOB approved Auditor. Provide a copy of the audit agreement filed pursuant to SEC Rule 17a-5(f)(2).
- ❑ A copy of the executed Clearing agreements.
- ❑ A copy of executed Proprietary Account for Introducing Broker ("PAIB") agreements.
- ❑ Name of Financial & Operational Principal ("FINOP"), who has passed the Series 27.
- ❑ List of principals and supervisory employees and their designated areas of responsibility.
- ❑ Written Supervisory Procedures must include specific procedures for business conducted on the Exchange and name of individual(s) designated as responsible for supervision. Applicant must provide a copy of Written Supervisory Procedures pertaining to the firm's limited public customer business.
- ❑ Proof of error account or Letter of Guarantee for public floor brokerage business.
- ❑ Provide a copy of most recent FOCUS Report (For Applicant's where the Exchange is not the DEA).
- ❑ Provide a signed copy of the Limited Public Customer Business Attestation.

Please send all documentation to crs@nyse.com.

NYSE American Options

American Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the American Trading Permit ("ATP") Application (the "Application"), an applicant Broker-Dealer ("Applicant") must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the Financial Industry Regulatory Authority ("FINRA") Central Registration Depository ("Web CRD®").

Checklist

Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 3) to crs@nyse.com.

Note: All application materials sent to NYSE American Options (the "Exchange") will be reviewed by NYSE's Client Relationship Services ("CRS") Department for completeness. The Applications are submitted to FINRA who performs the application approval recommendation. All Applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules. If you have questions on completing the application, you may direct them to: CRS: Email: crs@nyse.com or Phone: 212.896.2830.

Application Process

Following submission of the Application and supporting documents to the Exchange, the Application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay. The Exchange shall post the name of the Applicant in the NYSE American Options Weekly Bulletin.
- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application.
- All individuals required to be registered with the Exchange, pursuant to the rules of the Exchange, shall file documentation with the Exchange in the manner prescribed in the Exchange's rules, including but not limited to Rule 341. The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.
- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the Exchange's rules. A disapproved applicant desiring to be heard must, within fifteen (15) calendar days of the date upon which the Exchange's decision was mailed to the applicant, file a petition in accordance with the provisions of the rules of the Exchange.

APPLICATION CHECKLIST - NON-Designated Exam Authority ("NON-DEA") APPLICANTS	
☐	American Trading Permit Application • Section 8 only if you are not self-clearing • Section 11 does not apply
☐	NYSE Master User Agreement
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Approved Persons as listed on Form BD Schedule B • Designated Supervisors
☐ ☐ ☐	Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable Most Recent Balance Sheet and Capital Computation Six Month Profit/Loss Projection
☐	All examination reports and corresponding responses from the Applicant for the last two exam reports
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

APPLICATION CHECKLIST - DEA APPLICANTS	
☐	American Trading Permit Application • Section 8 only if you are not self-clearing
☐	NYSE Master User Agreement
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Approved Persons as listed on Form BD Schedule B • Designated Supervisors • All Authorized Traders
☐	Financial Documentation • Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable
☐	Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
☐	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	All examination reports and corresponding responses from the Applicant for the last two exam reports
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

[1] Approved Persons may request an exemption of the fingerprint requirement. [2]Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Applicant's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this Application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an ATP or amending this form.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization.

Associated Person - a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

ATP – an ATP issued by the Exchange for effecting transactions on the Exchange's Trading Facilities. An ATP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange

ATP Holder – a sole proprietorship, partnership, corporation, limited liability company or other organization, in good standing, that has been issued an ATP. An ATP Holder must be a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934. An ATP Holder shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her ATP Holder.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC. is a participant of this system.

Clearing Member – an ATP Holder which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – the power, directly or indirectly, to direct the management or policies of a person, whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person is (1) a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) is entitled to receive 25% or more of the net profits; or (4) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital of the other person.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ATP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

e-Specialist - an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

EXPLANATION OF TERMS (Continued)

Firm Proprietary and/or Agency Trading – an ATP Firm that engages in off-floor trading that is unrelated to the performance of that ATP Firm's registered market maker or floor broker functions.

Floor Broker ("FB") –a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a "Market Maker" shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Market Maker.

NYSE American LLC ("NYSE American", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE American Options. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE American is also a Self-Regulatory Organization.

NYSE American Options – "NYSE American Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE American licensed to trade Options by the Exchange. The terms "NYSE American Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Primary Business – refers to greater than 50% of the ATP Holder's business.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange are deemed to be Market Maker transactions for purposes of Rule 920NY.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with Rule 920NY and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

SECTION - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Options Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Options Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ____________ SEC No.: ____________ CRD No.: ____________ MPID: ____________

LEI #: ______________________________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant: ______________________________

Business Address: ______________________________

City ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Email: ____________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH AMERICAN TRADING PERMIT (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER-DEALER (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX) ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA) ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE) ☐ NYSE Chicago (CHI)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Investors Exchange (IEX)

☐ International Securities Exchange (ISE) ☐ NASDAQ

☐ NASDAQ OMX BX (BX) ☐ NASDAQ OMX PHLX (PHLX)

☐ New York Stock Exchange (NYSE) ☐ NYSE Arca (ARCA)

☐ NYSE National (NAT)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE American LLC ☐ Other ____________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant agrees to abide by the rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant r authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

____________________________________ Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	____________________________ Date
____________________________________ Print Name	____________________________ Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant 's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

* If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE American is your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?
☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE American Options member or member organization or ATP Holder
☐ Any other national securities or commodities exchange or national securities association
☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

____

____

☐ No, the Applicant does not owe money to any of the above referenced persons or entities.

[1] Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4A – APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

I hereby apply as an Approved Person at the NYSE American ("Exchange") in accordance with the rules of the Exchange, and if elected, hereby pledge myself to abide by its rules as they may from time to time be amended. In consideration of the approval of my application by the Exchange, I submit to the jurisdiction of the Exchange and I recognize and agree that the privilege of being an Approved Person at the Exchange, if granted to me, may be withdrawn by the Exchange at any time for cause and shall immediately terminate when I cease to be either a general partner, employee who controls a member organization, or non-employee who controls a member organization, Limited Liability Company manager or trustee (whichever is applicable) of the above member organization

I authorize and request any and all of my former employers and any other person to furnish to the Exchange and any agent acting on its behalf any information that they may have concerning my character, general reputation, personal characteristics, mode of living and credit worthiness. Moreover, I hereby release each such employer and each such other person from any and all liability of whatever nature by reason of furnishing such information to the Exchange, and any agent acting on its behalf.
I authorize the Exchange to make available to any employer or prospective employer, to any other exchange or securities organization, or to any federal, state or municipal agency, any information it may have concerning me, and I hereby release the Exchange from any and all liability of whatsoever nature by reason of furnishing such information.

I certify that the answers below are true and correct in all respects.

APPLYING AS APPROVED PERSON

Full Name: ____________________ Title: ____________________ CRD #: __________

Firm Name: ____________________ Phone: ____________________

Email: ____________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Full Name: ____________________ Title: ____________________ CRD #: __________

Firm Name: ____________________ Phone: ____________________

Email: ____________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Full Name: ____________________ Title: ____________________ CRD #: __________

Firm Name: ____________________ Phone: ____________________

Email: ____________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

You may submit multiple copies of this form, if needed

SECTION 4B – APPROVED PERSON ORGANIZATION APPLICATION

Approved Person Organization:
Each organization which controls, is controlled by, or is under common control with, the applicant organization is required to become an approved person organization of the Exchange and be listed on its Form BD.

The Applicant agrees that (1) if any share of stock of the member organization which is not a freely transferable security should at any time be acquired, held or owned by a person not approved by the Exchange, except the estate of a deceased stockholder for such period as may be allowed by the Exchange, or (2) if any person required to be approved by the Exchange as an approved person fails or ceases to be so approved, or (3) if any approved person should violate his agreement with the Exchange, the member organization may be deprived by the Exchange of all the privileges of a member organization.

The Applicant agrees to comply with the rules of the Exchange relating to approved persons as shall from time to time be in effect. The Applicant agrees promptly to notify the Exchange, so long as it remains an approved person organization, of any acquisition or disposition by it of any security of such member organization.

The Applicant agrees that the approval of this application by the Exchange may be withdrawn if, in the opinion of the Exchange, the Applicant has:

1. violated any provision of any rules of the Exchange applicable to it as the same may be from time to time in effect;
2. violated any of its agreements with the Exchange;
3. made any misstatements to the Exchange; or
4. been guilty of (i) conduct inconsistent with just and equitable principles of trade, or (ii) acts detrimental to the interest or welfare of the Exchange.

The Applicant hereby certifies that the (corporation/ partnership/ limited liability company) is authorized to file this approved person organization application with the Exchange.

As long as the Applicant remains as an approved person organization of the member organization, the Applicant further agrees to notify that member organization of which it is an approved person organization of any changes in the information contained herein.

Affiliated Organization Name: ______________________________ CRD #: ____________

Parent Organization Name: ______________________________ CRD #: ____________

By: ______________________________ Date: ____________

Name: ______________________________

Title: ______________________________

Note: This statement must be signed by a duly authorized individual who is a principal of the parent company.

You may submit multiple copies of this form, if needed

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with Exchange rules. Pursuant to Exchange rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Exchange rules. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

OM – Market Maker of the Applicant (Series 57 prerequisite)
OM – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making or floor broker activities through the facilities of the Exchange, below, please list all Individuals who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Name of Individual ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Remote Market Maker (RMM)
- ☐ Floor Market Maker (FMM)
- ☐ Floor Broker (FB)
- ☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
- ☐ Individual has passed the required examination
- ☐ Individual has been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Individual : ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Remote Market Maker (RMM)
- ☐ Floor Market Maker (FMM)
- ☐ Floor Broker (FB)
- ☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
- ☐ Individual has passed the required examination
- ☐ Individual has been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ATP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant's Application for trading privileges, but that the Exchange will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by the Exchange depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________________ Date: ______________________________

Print Name: ______________________________ Title: ______________________________

SECTION 7 - SUPERVISION

Each ATP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to the rules of the Exchange.

Name of Person responsible for maintaining WSPs: ______________________ CRD#: __________

☐ Applicant's WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): ______________________ CRD#: __________

Exchange rules state:
(a) Adherence to Law – No ATP Holder or Associated Person of an ATP Holder may engage in conduct in violation of the federal securities laws, the rules of the Exchange. Every ATP Holder must supervise persons associated with the ATP Holder as to assure compliance therewith.
(b) Supervisory System – Each ATP Holder for whom NYSE American is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and Exchange rules. Final responsibility for proper supervision will rest with the ATP Holder. The ATP Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by Exchange rules.
(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the ATP Holder.
(3) The ATP Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
(4) Each ATP Holder must designate and specifically identify to the Exchange one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each ATP Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with the rules of the Exchange.

WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ATP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL ATP HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

NOTICE OF CONSENT –To be completed by Clearing ATP Holder of Applicant Broker-Dealer.

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved ATP Holder of NYSE American Options.

The undersigned clearing agency ATP Holder ("Clearing ATP Holder") hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

Applicant Broker-Dealer	Applicant CRD#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange rules and may be relied upon by the Exchange, the NSCC, the OCC, and their respective members. This notice of consent shall be subject to Exchange rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ATP Holder.

Clearing ATP Holder (Broker-Dealer Name)

Clearing ATP Holder (OCC Clearing #)

Clearing ATP Holder (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ATP Holder
Print Name / Title	Print Name / Title
Date	Date

SECTION 9A– ITEMS TO BE INCLUDED IN A LLC OPERATING AGREEMENT

1. Statement of the nature of business of LLC
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in Exchange **rules** and (B) interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation.
6. Provision that true and complete books of account and records are kept and are available..
7. Arbitration provision.
8. Provision requiring advance notice of retirement of LLC member or of dissolution of firm.
9. Provision permitting continuance of business of LLC in the event of death of any member or only the member specified in the Operating Agreement; use and proceeds provisions, if applicable.
10. Provision permitting the interest of a deceased member to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable..
11. All other provisions required by applicable law governing partnerships.

SECTION 9B – ITEMS TO BE INCLUDED IN A LIMITED PARTNERSHIP AGREEMENT

1. Statement of the nature of business of partnership.
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in Exchange rules; and interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation
6. Provision that true and complete books of account and records are kept and are available.
7. Arbitration provision.
8. Provision requiring advance notice of retirement of partner or of dissolution of firm.
9. Provision permitting continuance of business of partnership in the event of death of sole member general partner; use and proceeds provisions, if applicable.
10. Provision permitting the interest of a deceased partner to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable.
11. All other provisions required by applicable law governing partnerships.

SECTION 9C – ITEMS TO BE PROVIDED BY CORPORATION

1. Copies of any and all agreements or other documents and amendments thereto relating to the business or affairs of the ATP Holder between an ATP Holderand any of its stockholders or between any of the employees or Approved Persons of an ATP Holder(other than agreements relating to ordinary securities and commodities transactions).
2. An executed copy of the Charter or Certificate of Incorporation, (an all Amendment thereto), certified by the Secretary of State.
3. An executed copy of the by-laws (and all Amendments thereto) certified by the Secretary of the corporation or other executive officer.
4. Certified list of all holders of record of each class of stock, giving name and address of the holder and the number of shares of each class of such stock held.
5. Copy of certificate(s) of each class of stock issued or authorized by the ATP Holder, in accordance with provisions as stated in Exchange rules

NYSE AMERICAN LLC

DEA Application Requirements

SECTION 10 – DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Exchange along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ______________________________
SEC #. ____________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in Exchange rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of Exchange rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of Exchange rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of Exchange rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the Exchange), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of Exchange rules.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	Date
______________________________	______________________________
Print Name	Title

ATP Request Form

This form should be used to request an American Trading Permit ("ATP") and to assign that ATP to a designated individual of an ATP Firm. This form designates the below individual as an ATP Holder on behalf of that firm, and must be executed prior to the commencement of trading by that individual. This form must be approved by NYSE American Options ("the Exchange"). A separate form must be executed for each ATP Holder.

Please issue ______________________________ **("ATP Firm")**
(name of ATP Firm)

______________________**ATP(s), effective** _______________ **(open of business).**
(number of ATPs being requested) ***(effective date)***

(This)/(these) ATP(s) will be held in the name of

___________________________________ **("ATP Holder"), hereby established as an ATP Holder, until further notice.**
(name)

☐ (This is a) / (these are) new or additional ATP(s) of the ATP Firm

☐ (This is an) / (these are) existing ATP(s) of the ATP Firm; this form is being executed to assign said ATP(s) to the above referenced ATP Holder.

Type of Business activity to be conducted with this/these ATP(s):

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Order Sending

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The ATP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of NYSE American LLC, the payment of all Exchange fees and charges, and all obligations accruing in the course of the ATP Firm's and the ATP Holder's business on the Exchange.

The ATP issued pursuant to the Exchange's acceptance of this form will be associated with the ATP Firm until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of ATP Holder: ____

Telephone Number of ATP Holder: ______________________ ***Email Address:*** ____________________

Authorized Signature for ATP Firm: ____

Print Name of Authorized Signatory: ____

Telephone Number of Authorized Signatory: ________________ ***Email Address:*** ____________________

Date: ________________

Clearing member authorization for electronic collection of NYSE American Options invoices for this ATP:

Name of Clearing Firm ______________________________

OCC Account Number______________________________

NYSE American Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

American Trading Permit ("ATP") Holders must complete and NYSE American Options ("the Exchange") must approve of this questionnaire prior to establishing connectivity to the Exchange. If the information below is no longer accurate, the ATP Holder must notify the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Master User Agreement.

1. Process for adding Connectivity:

- Connectivity Application ("CQ") is sent to Client Relationship Services ("CRS") at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the ATP Holder.
- If a connection is terminated by the ATP Holder, the ATP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:


ATP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the ATP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

July 2017

NYSE American Options Connectivity Application & Questionnaire

3. ATP Holder and Contact Information

ATP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): **This row is completed by CRS only**	**ATP ID** **Connection(s)**
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf**	☐ Routing orders to NYSE American Options ☐ Clearing functions ☐ Billing functions ☐ Phone Orders to Options Floor Brokers ☐ New technology provider ☐ Other (explain):___
Is this connection for orders routed by the ATP Holder, or an affiliate or customer of the ATP?	☐ Orders routed by the ATP Holder ☐ Orders routed by an affiliate of the ATP Holder ☐ Orders routed by a customer of the ATP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):___
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the ATP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:___ (Provide a separate list if more space is required)
If connectivity is for pass-thru or 3rd party access, does the ATP Holder relinquish any monies accrued from the Payment for Order Flow ("PFOF") Program from orders executed through this connection?	☐ YES Please provide the legal name of the entity participating in the PFOF program and to which payments should be directed: ___ ☐ NO

By signing this Connectivity Application:

- **The ATP Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to Exchange rules, including but not limited to Rule 922 and 902.1NY, as applicable, to review for violations of Exchange and federal rules over the order flow that is sent through this connection.**
- **The ATP Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The ATP Holder attests that the Firm will not provide any direct or sponsored access to the Exchange platforms to any third party through this connection.**
- **The ATP Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to CRS via email at CRS@nyse.com.

NYSE American Options

Floor Broker Letter of Authorization Revocation

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Holder Clearing Firm

Effective
Date: ________________________________(Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date*.

____
ATP Firm Name

____
Floor Broker Name

____
Authorized Signature – ATP Holder Clearing Firm Member

____
Printed Name Title

**A Letter of Authorization shall remain in effect until this form has been received by the Exchange. If not received at least one hour prior to the opening of trading on a particular business day, this revocation shall not become effective until the close of trading on such day. A revocation shall not relieve ATP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.*

Revised July 2017

NYSE American Options

TERMINATION OF FLOOR BROKER

Date: ____________________

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Firm

Re: ____
Floor Broker Name Acronym(s)

Date of termination (Close of Business):____________________________________

☐ Temporary Termination

Date of Return: ____________________________________

☐ Permanent Termination

Authorized Signature of ATP Firm ____________________________________

Checklist for terminating an ATP Floor Broker

1. ATP holders must notify the Exchange in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. ATP holders must return floor badges and handhelds to floor staff.
4. In conjunction with a permanent termination, a Form U-5 for the "AF" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.
5. Individuals who wish to remain registered in the Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the Interim Member Floor Broker Program, please contact CRS via email at crs@nyse.com.*

NYSE American Options
Limited Public Customer Business Attestation

The undersigned American Trading Permit ("ATP") Holder/ATP Firm, conducting a Limited Public Business in Options pursuant to Exchange rule 930NY(b), agrees to perform the following as a condition of their approval

- ATP Holder or ATP Firm will be required to file Monthly FOCUS Reports.
- ATP Holder or ATP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied.
- ATP Holder or ATP Firm must have an annual audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to the FINRA Regulatory Coordinator on behalf of NYSE American Options ("the Exchange").
- ATP Holder or ATP Firm must maintain P&S blotters, Order Tickets, Account Documentation.
- Amend Form BD with the Central Registration Depository ("WebCRD®"), as necessary.
- Meet all Continuing Education requirements associated with any required licensing.
- Anti-Money Laundering Compliance Program must be updated to adequately address the public business conducted (including a Customer Identification Program).
- File an Annual Written Compliance Report by April 1 each year.

ATP Holder: ______________________________ CRD#: ______________________

Authorized Signature: _________________________ Date: ______________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE American Options ("The Exchange")

MARKET MAKER LETTER OF GUARANTEE

Dear Market Maker:

You have represented to the undersigned NYSE American Trading Permit ("ATP") Clearing Firm, a member of the Options Clearing Corporation ("OCC"), that you are a registered market maker pursuant to Exchange Rule 921NY. You have requested the undersigned ATP Clearing Firm to issue a Letter of Guarantee for you in order to enable you to meet the requirements of Exchange Rule 924NY.

In response to your request, the undersigned ATP Clearing Firm hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in Exchange Rule 900.2NY(23)] made by you*
- ☐ For all Flex Options transactions [as defined in Exchange 924NY (d)] made by you*

Check all that apply.

This letter shall be deemed to be a Letter of Guarantee pursuant to Exchange Rule 924NY and may be relied upon by the Exchange, the OCC and their respective members. This Letter of Guarantee shall be subject to the Exchange Rules as amended from time to time, and shall remain in effect until revoked.

Accepted and agreed to this _________ day of _____________________, 20 ___________.

ATP Clearing Firm Name	ATP Firm Name
ATP Clearing Firm Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of ATP Clearing Firm	Authorized Signature of Market Maker

---

ATP Clearing Firm authorization for electronic collection of Exchange invoices for the above symbol:

Name on OCC Account ____

OCC Account Number_________________

Updated July 2017

NYSE AMERICAN OPTIONS GIVE-UP CHANGE FORM

Clearing Member Rejecting the Trade (Name/OCC#): ______________________________

By signing this form, the signatory represents that he/she is authorized by the Clearing Member to act on its behalf to reject the trade.

Name (print)	Title
Signature	Date
Phone	Email

TRADE INFORMATION

Executing ("give-up") OCC Clearing Number: ______________________________

CMTA (if applicable):	____________	Option Symbol:	____________
Expiration Date (mm/dd/yy):	____________	Buy/Sell:	____________
Strike Price:	____________	Call/Put	____________
Volume:	____________	Premium:	____________
Trade Date:	____________	Trade Time:	____________

Executing Firm Info (Name and ATP Firm Acronym If Known): ______________________________

Reason for rejecting the trade: ______________________________

The new Clearing Member for the above trade will be (please check one):

☐ The executing ATP Holder's Guarantor

Guarantor's Name and OCC#: ______________________________

☐ Another Clearing Member ("Accepting Clearing Member")*

Accepting Clearing Member's Name and OCC#: ______________________________

* The Accepting Clearing Member must complete and submit to NYSE American Options Trade Processing the "NYSE American Options Give-up Change Form for Accepting Clearing Member."

NYSE American Options Trade Processing (ONLY):

Name: ______________ Time: ______________ Give-up and trade checked: ☐

Please return completed form to amextradesupportdesk@nyse.com

Revised July 2017

NYSE AMERICAN OPTIONS GIVE-UP CHANGE FORM FOR ACCEPTING CLEARING MEMBER

Clearing Member Accepting the Trade (Name/OCC#):______________________________

☐ Please check the box if you agree to be the Give-up on the trade below.

By signing this form, the signatory represents that he/she is authorized by the Clearing Member to act on its behalf to accept the trade.

______________________________ Name (print)	______________________________ Title
______________________________ Signature	______________________________ Date
______________________________ Phone	______________________________ Email

TRADE INFORMATION

Executing ("give-up") OCC Clearing Number: ______________________________

CMTA (if applicable):	______________	Option Symbol:	______________
Expiration Date (mm/dd/yy):	______________	Buy/Sell:	______________
Strike Price:	______________	Call/Put	______________
Volume:	______________	Premium:	______________
Trade Date:	______________	Trade Time:	______________

Executing Firm Info (Name and Floor Broker Acronym If Known): ______________________________

Please return completed form to amextradesupportdesk@nyse.com

Revised July 2017

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________

Business Address: ______________________

City: ______________ State: ______________ Zip: ______________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________

Name: ______________________

Title: ______________________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed application should be returned via email to crs@nyse.com.

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by: applicable SEC rules and regulations; the rules of the Exchange; the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement or other NYSE Agreement; and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For questions regarding this form, please contact Connectivity at (212)896-2830 option 2,1.**

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Sender Comp IDs (If modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*			
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*			
Filter By (Choose One):	Choose Drop Copy Filter		
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*			
Protocol:	Choose Protocol	# of Drop Copy Sessions	
Message Preference:	Choose Message Preference		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the** ***IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group: ☐

By (Signature) ______________________

Name: ______________________

Title: ______________________

Company Name: ______________________ CRD # __________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For Test Session requests, please send competed session form to Firm Testing at firmtesting@nyse.com.** **For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com.** **For Pillar session requests, please use this form:** **https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf.** **For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.**

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Order Entry SenderComp IDs (If cloning, modifying or removing.):			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** ***Format:*** ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ______________________________

Business Address: ______________________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ____________

Authorized Traders

Full Name: ______________________________

Email Address: ______________________________

Phone #: ____________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ____________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ____________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ____________

Authorized Signatory

By (Signature) ____________________ Date: ____________

Print Name: ______________________________

Title: ______________________________

Phone: ____________________ Email: ____________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT I

The audited consolidated financial statements for NYSE American LLC for the year ended December 31, 2018 follow.

Consolidated Financial Statements

NYSE American LLC and Subsidiaries
Year Ended December 31, 2018
With Report of Independent Auditors

NYSE American LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2018

Contents

Building a better working world

Ernst & Young LLP

Report of Independent Auditors

The Board of Directors and Management
NYSE American LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE American LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE American LLC and Subsidiaries at December 31, 2018, and the consolidated results of their operations and their cash flows for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 26, 2019

NYSE American LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2018

Assets	
Current assets:	
Cash and cash equivalents	$ 1
Accounts receivable	29
Due from affiliates, net	45
Loan receivable from affiliate	135
Total current assets	210
Non-current assets	
Goodwill	1,022
Other intangible assets, net	652
Other non-current assets	78
Total non-current assets	1,752
Total assets	$ 1,962
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 48
Deferred revenue	5
Total current liabilities	53
Non-current liabilities:	
Accrued employee benefits	14
Deferred income taxes	187
Deferred revenue	4
Other non-current liabilities	5
Total non-current liabilities	210
Total liabilities	263
Redeemable non-controlling interest	492
Equity	1,207
Total liabilities and equity	$ 1,962

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2018

Revenues:	
Transaction fees, net	$ 78
Listing fees	20
Data services fees	12
Affiliate	1
Other	27
Total revenues	138
Transaction-based expenses:	
Section 31 fees	9
Cash liquidity payments, routing and clearing	2
Total revenues less transaction-based expenses	127
Operating expenses:	
Technology and communications	3
Selling, general and administrative	2
Depreciation and amortization	9
Affiliate	40
Total operating expenses	54
Operating income	73
Other income:	
Interest and other income, net	25
Income before income tax expense	98
Income tax expense	16
Net income	82
Net income attributable to non-controlling interest	(32)
Net income attributable to NYSE American LLC	$ 50
Other comprehensive income:	
Other comprehensive income	1
Comprehensive income attributable to NYSE American LLC	$ 51

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2018

	Equity	Redeemable Non-controlling Interest
Balance at January 1, 2018, as previously reported	$ 1,155	$ 485
Impact of adoption of ASC606	1	-
Balance at January 1, 2018, revised	$ 1,156	$ 485
Net income	82	-
Net income attributable to non-controlling interest	(32)	32
Distributions to non-controlling interest	-	(25)
Other comprehensive income	1	-
Balance at December 31, 2018	$ 1,207	$ 492

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2018

Operating activities:		
Net income	$	82
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9
Deferred income taxes		1
Change in assets and liabilities:		
Accounts receivable		5
Other assets		(20)
Accounts payable and accrued liabilities		(2)
Deferred revenue		(3)
Due from affiliate, net		(49)
Other liabilities		3
Total adjustments		(56)
Net cash provided by operating activities		26
Financing activities:		
Distributions to equity partners		(25)
Net cash used in financing activities		(25)
Net change in cash and cash equivalents		1
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	1
Supplemental cash flow disclosure		
Cash paid for income taxes	$	2

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE American LLC ("NYSE American" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE American. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). The Exchange is a 47% shareholder in NYSE Amex Options LLC ("NYSE American Options"). The Exchange consolidates the results of NYSE Amex Options (Note 4). In addition to the Exchange, the Parent has four other subsidiary SRO's: NYSE Arca, Inc., New York Stock Exchange, LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE American Options and PDR Services, LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interest

For those consolidated subsidiaries in which the Exchange's ownership is less than 100% and for which the Exchange has control over the assets and liabilities and the management of the entity, the external equity interests are shown as non-controlling interests.

Affiliate Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 7).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2018, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, and trade names and other. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2018.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 8).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statement of comprehensive income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future

2. Significant Accounting Policies (continued)

tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded net of rebates. The Exchange offers rebates in

2. Significant Accounting Policies (continued)

certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on our exchanges. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over a two -year period, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of five years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of three years. Unamortized balances are recorded as deferred revenue in the consolidated balance sheet. The unamortized deferred revenue balances as of December 31, 2018 of $9 million relates to listing fees incurred and billed and not yet recognized as revenue.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are

2. Significant Accounting Policies (continued)

distributed to participating markets on the basis of the Regulation NMS formula. The Exchange collects annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

See "Recently Adopted and New Accounting Pronouncements" below for the new revenue recognition accounting standard and its impact on the Exchange's revenues.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per

2. Significant Accounting Policies (continued)

share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (Note 9). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

The FASB has issued Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, collectively referred to as ASC 606. ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 superseded prior revenue recognition guidance and requires the Exchange to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 requires enhanced disclosures, including (i) revenue recognition policies used to identify performance obligations to customers and (ii) the use of significant judgments in measurement and recognition.

On January 1, 2018, the Exchange adopted ASC 606 retrospectively, which only had minimal impacts to the recognition of listing fees. As a result, consolidated equity as of January 1, 2018 increased from $1,155 million to $1,156 million.

The FASB has issued Accounting Standards Update No. 2017-07, *Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost*, or ASU 2017-07. The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component in the same line item as other related compensation costs, and the other components of net benefit cost in the income statement outside of operating income. The guidance only allows the service

2. Significant Accounting Policies (continued)

cost component of net benefit cost to be eligible for capitalization. The Exchange adopted ASU 2017-07 on January 1, 2018. The Exchange will apply the guidance retrospectively to when adopted, and provide the relevant disclosures in the first annual period (December 31, 2018 annual results) in which we adopt the guidance. We have a pension plan, a U.S. nonqualified supplemental executive retirement plan, and post-retirement defined benefit plans that are all impacted by the guidance. Each of the plans are frozen and do not have a service cost component, which means the expense or benefit recognized under each plan represents other components of net benefit cost as defined in the guidance. These amounts will be reported as other income, net in the consolidated statements of income when applying the guidance retroactively. The adoption was immaterial for the Exchange. See Note 8 for further discussion of our pension and other benefit programs.

The FASB has issued ASU No. 2018-02, *Reclassification of Certain Tax Effects from Accumulative Other Comprehensive Income*, or ASU 2018-02. ASU 2018-02 gives entities the option to reclassify to retained earnings certain tax effects related to items in accumulated other comprehensive income, or OCI, that have been stranded in OCI as a result of the enactment of the TCJA. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Exchange has elected early adoption and adopted ASU 2018-02 on December 31, 2018. The impact of adoption was a balance sheet reclassification from OCI to retained earnings of $2 million, which is reflected in the consolidated balance sheet as of December 31, 2018. In connection with the Exchange's adoption of ASU 2018-02, a policy election to use a portfolio approach with respect to pension, postretirement benefits plan obligations and currency translation matters when determining the timing and extent to which stranded income tax effects from items that were previously recorded in accumulated other comprehensive income are released.

The FASB has issued ASU No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. It requires a lessee to recognize a liability in its balance sheet to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Exchange does not expect any material impact from adoption.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment.

OCC adopted a new capital plan during the first quarter of 2015, which raised $150 million in equity capital from OCC's shareholders, including $30 million contributed by the Exchange. Pursuant to the terms of the capital plan, in exchange for the contributions of equity capital from its shareholders, OCC is required, subject to determination by its board of directors and compliance with legal requirements, to pay an annual dividend to its shareholders (i)on a pro rata basis, equal to the after-tax income of OCC, in excess of the amount required to maintain its target capital requirement and satisfy other capital requirements, and (ii)after refunds to its clearing members equal to 50% of distributable earnings before tax.

Subsequent to the Exchange's $30 million investment, aggrieved parties petitioned the SEC to review its approval, by delegated authority, of the capital plan. As a result of such petition, the SEC's approval of the capital plan was automatically stayed and OCC halted further implementation of the capital plan pending further SEC action. In September 2015, the SEC lifted the stay. During the fourth quarter of 2015, the OCC capital plan was implemented.

In February 2016, after the SEC approved the rule change establishing the OCC capital plan, certain industry participants appealed that approval in the U.S. Court of Appeals. In August 2017, the Court of Appeals remanded the case to the SEC and on February 13, 2019, the SEC disapproved the OCC capital plan established in 2015. The OCC returned $22 million of the original $30 million contribution during the three months ended March 31, 2019 as a result of the disapproval. The remaining $8 million will be returned at a future date, when returning the funds will allow the OCC to maintain target capital requirements. The OCC also announced they will not be providing a refund to clearing members or declaring a dividend to shareholders for the year ended December 31, 2018. The OCC included the impacts of the lack of clearing refunds in their reported 2018 net income. The Exchange recorded equity earnings of $25 million for the year ended December 31, 2018, which includes the impacts of the disapproval reported by the OCC.

4. Redeemable Non-Controlling Interest

NYSE Amex Options

On June 29, 2011 and prior to the ICE acquisition of the Parent, the Exchange completed the sale of a significant equity interest in NYSE Amex Options, a U.S. options exchange, to seven external investors. The Exchange remains a 47% shareholder in the entity and manages the day-to-day operations of NYSE Amex Options, which operates under the supervision of a separate board of directors. The Exchange consolidates this entity for financial reporting purposes due to its ability to exercise control over the entity.

Under the terms of the sale, the external investors had the option to require the Exchange to repurchase a portion of the instrument on an annual basis over the course of five years, which began in 2011. As of December 31, 2018 the external investors no longer own an equity interest in NYSE Amex Options with the shares previously held now being owned by a wholly-owned subsidiary of Parent. The Exchange has recorded the full redemption value of $492 million as of December 31, 2018 as mezzanine equity and classified the related balance as "redeemable non-controlling interest" in the accompanying consolidated balance sheet.

5. Other Intangibles

The Exchange's intangible assets include $652 million of intangible assets purchased as of December 31, 2018. The following table presents the details of the intangible assets as of December 31, 2018 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 515	$ –	Indefinite
Customer relationships	147	44	17 years
Trade names and other	34	–	Indefinite
Total	696	44	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

5. Other Intangibles (continued)

For the year ended December 31, 2018, amortization expense of acquired intangible assets was $9 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income. The estimated future amortization expense of acquired purchased intangible assets is as follows (in millions):

Year Ending December 31:	
2019	$ 9
2020	9
2021	9
2022	9
2023	9
Thereafter	58
Total	$ 103

6. Income Taxes

The components of the income tax provision for the year ended December 31, 2018 were as follows (in millions):

Current:	
Federal	$ 10
State and local	5
Total current	15
Deferred:	
Federal	4
State and local	(3)
Total deferred	1
Total tax expense	$ 16

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2018 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	5
Deferred tax benefit due to state apportionment changes	(3)
Non-controlling interest in the Exchange	(7)
Effective tax rate	16%

6. Income Taxes (Continued)

The effective tax rate is less than the federal statutory rate primarily due to non-controlling interest and partially offset by state taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2018 (in millions):

Deferred tax assets:		
Deferred compensation	$	3
Pension		1
Other		3
Total deferred tax assets	$	7
Deferred tax liabilities:		
Acquired intangible assets	$	(182)
Equity in earnings		(12)
Total deferred tax liabilities		(194)
Net non-current deferred tax liabilities	$	(187)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

For the year ended December 31, 2018 the unrecognized tax benefits did not change from the prior year balance of $2 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2018, the amount of recognized for interest and penalties, as well as, the accrued interest and penalties balances are not material. Tax years prior to 2010 no longer remain subject to examination.

7. Related Parties

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. The Exchange incurs routing fees from

7. Related Parties (continued)

NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2018, expenses of $40 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors on behalf of the Exchange.

As of December 31, 2018, the Exchange had a $45 million net receivable related to these agreements. Additionally, as of December 31, 2018, the Exchange had a loan receivable from the Parent of $135 million. The loan represents an on demand promissory note, bearing an interest rate equal to one month LIBOR, and was used by Parent to fund its operations.

8. Pension and Other Benefit Plans

The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. New York Stock Exchange, LLC and the Exchange represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2018; however, they are not managed separately. Based on the Exchange's 8% share, the accompanying consolidated balance sheet includes $1 million of current liabilities classified as accounts payable and accrued liabilities, $14 million of noncurrent liabilities classified as accrued employee benefits, and $7 million other comprehensive loss reflected as equity. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2018, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. As a result of prior year de-risking strategy, ICE anticipates that there will be less need for pension contributions in future years, and the pension

8. Pension and Other Benefit Plans (continued)

plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2019. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and our business objectives. ICE's long-term objective is to keep the plan at or near full funding, while minimizing the risk inherent in pension plans.

The fair values of the pension plan assets at December 31, 2018, by asset category were as follows (in millions). See Note 9 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 8	$ -	$ -	$ 8
Equity securities:				
U.S. large-cap	-	21	-	21
U.S. small-cap	-	5	-	5
International	-	11	-	11
Fixed income securities	127	640	7	774
Total	$ 135	$ 677	$ 7	$ 819

The measurement date for the pension plan is December 31, 2018. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 9, as of December 31, 2018 and a statement of funded status of the pension plan as of December 31, 2018 (in millions):

8. Pension and Other Benefit Plans (continued)

Change in benefit obligation:	
Benefit obligation at January 1, 2018	$ 875
Interest cost	26
Actuarial gain	(61)
Benefits paid	(49)
Benefit obligation at December 31, 2018	791
Change in plan assets:	
Fair value of plan assets at January 1, 2018	869
Actual return on plan assets	(26)
Benefits paid	(49)
Fair value of plan assets at December 31, 2018	794
Funded status	3
Accumulated benefit obligation	791
Amounts recognized in the ICE consolidated balance sheet:	
Accrued employee benefits	3

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2018 (in millions):

	Year Ended December 31, 2018
Interest cost	$ 26
Estimated return on plan assets	(29)
Amortization of loss	4
Aggregate pension expense	$ 1

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

8. Pension and Other Benefit Plans (continued)

The following table shows the payments projected based on actuarial assumptions (in millions):

2019	$	50
2020		49
2021		49
2022		49
2023		50
Next 5 years		244

Supplemental Executive Retirement Plan

ICE maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2018, the cash surrender value of such policies was $57 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2018 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2018	$	49
Interest cost		1
Actuarial gain		(2)
Benefits paid		(7)
Benefit obligation at December 31, 2018		41
Funded status		(41)
Amounts recognized in the ICE consolidated balance sheet:		
Current liabilities		(5)
Non-current liabilities		(36)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2018 and primarily consisted of interest cost.

8. Pension and Other Benefit Plans (continued)

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2019	$	5
2020		5
2021		5
2022		4
2023		4
Next 5 years		14

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2018
Weighted-average discount rate for determining benefit obligations (pension/SERP)	4.0% / 3.8%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	3.0%/2.7%
Expected long-term rate of return on plan assets (pension/SERP)	3.5% / N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

8. Pension and Other Benefit Plans (continued)

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $5 million for the year ended December 31, 2018. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2018 is 4.0%. The weighted average discount rate for determining the interest cost as of December 31, 2018 is 3.0%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2018
Benefit obligation at the end of year	$ 154
Interest cost	5
Actuarial gain	(19)
Employee contributions	3
Benefits paid	(13)
Amounts recognized in the ICE consolidated balance sheet:	
Other liabilities	(10)
Accrued employee benefits	(144)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $13 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2019	$ 11
2020	11
2021	11
2022	11
2023	11
Next 5 years	54

8. Pension and Other Benefit Plans (continued)

For measurement purposes, ICE assumed a 7.2% annual rate of increase in the per capita cost of covered health care benefits in 2018 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter. The following table shows the effect to ICE of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ 16	$ (14)
Effect on total of service and interest cost components	1	(1)

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2018 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 108	$ 4	$ (22)	$ 90

The amount of prior actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans as of December 31, 2018, which are expected to be recognized in net periodic benefit cost in the coming year, is estimated to be (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Loss (gain) recognition	$ 2	$ -	$ (1)	$ 1

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2018 were $8 million related to the Parent's defined contribution plans.

9. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments (including those held in the Plan) at fair value in accordance with the Fair Value Measurements and Disclosures Topic which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;
Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;
Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 8 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

We measure certain assets, such as intangible assets and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2018, none of these assets were required to be recorded at fair value since no impairments were recorded.

10. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

11. Subsequent Events

With the exception of the OCC capital plan disapproval discussed in Note 3, the Exchange has evaluated subsequent events and transactions and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT K

The ownership structure of NYSE American LLC is as follows:

1. Full legal name: NYSE Group, Inc.
2. Title or status: Delaware corporation
3. Date title or status was acquired: October 16, 2008
4. Approximate ownership interest: 100% ownership interest
5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT M

An alphabetical listing of the members and member organizations of each of NYSE American LLC and NYSE Amex Options LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE American LLC and NYSE Amex Options LLC, respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2019

EXHIBIT N

A schedule of securities listed on NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the NYSE American LLC and NYSE Amex Options LLC is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

ice

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
BAKKT Holdings, LLC (47.8 Intercontinental Exchange Holdings, Inc.)
BAKKT, LLC
BAKKT Clearing, LLC(3, 6)
DACC Technologies, Inc.
Digital Asset Custody Company, Inc.
Digital Asset Custody Company UK, Ltd.
10th Floor Software, LLC
BAKKT Management Holdings, LLC
BAKKT Management, LLC
ICE eConfirm LLC
ICE Brazil Technology, LLC
10531561 Canada Inc.
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
CalRock Brokers Inc.(6)
ICE Trade Vault, LLC(3)
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP ICE Data Investment Grp, LLC 99% LP)
Pit Trader, LLC
ICE Data Investment Group, LLC
ICE U.S. OTC Commodity Markets, LLC(3)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
Chatham Energy, LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE U.S. Holding Company LP (GP: ICE U.S. Holding Company GP LLC; Class A Limited Partner: Intercontinental Exchange Holdings, Inc.; Class B Limited Partner: ICE US Holding Company LP LLC)
The Clearing Corporation(3) (Dormant)
ICE Clear Credit LLC(3, 5)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
Radiate, Inc.
Creditex Holdco, LLC
Creditex Holdco Limited
Creditex Brokerage Holdco Ltd
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
Creditex Securities Corporation(3, 4, 5, 6 & 18)
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC
TheDebtCenter, L.L.C.
TMC Bonds, L.L.C.(18)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holdings BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
Foreign Indirect Affiliate
UNITED STATES

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
NYSE Group, Inc.
NYSE (International) B.V.
NYSE (Holding) BV
NYSE Finance BV
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Technologies Canada Ltd.
NYSE Arca, Inc(5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
New York Stock Exchange LLC(5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NYSE Chicago Holdings, Inc.
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
NSX Securities LLC
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
ICE Data Services Wireless LLC
ICE Atrium Inc.
StrikeNET LLC
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
Foreign Indirect Affiliate
UNITED STATES

KEY TO REGULATED ENTITIES

1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)


ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc.
ICE Clear Canada, Inc.
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
Credit Market Analysis Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Data Services Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
Climate Spot Markets Limited
Chicago Climate Exchange, Inc.
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
LIFFE (Holdings) Limited
LIFFE Services Limited(2)
LIFFE Administration and Management(9)
Foreign Indirect Affiliate
United States

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
Igloo Intermediate Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
Interactive Data Luxembourg Holding S.A.R.L
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Interactive Data Luxembourg Management S.A.R.L
Interactive Data Canada Inc.
Interactive Data Cayman Ltd.
IDCO Worldwide Holdings Ltd.
IDCO Overseas Holdings Ltd.
ICE Data Services Ireland Limited
Interactive Data (Europe) Ltd.
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

Foreign Indirect Affiliate

United States